Form 10KSB, Exhibit 13
period 1996-12-31
TWIN CITY BANCORP INC
filed 1997-03-28
CIK 930373

                                   EXHIBIT 13

                           PORTIONS OF ANNUAL REPORT

                            MARKET FOR COMMON STOCK
                        AND RELATED STOCKHOLDER MATTERS

          The Company's common stock was first quoted and began trading on the NASDAQ Small Cap Market System on January 4, 1995, under the symbol "TWIN." There are currently 853,484 shares of the common stock outstanding. The approximate number of record holders of the Company's common stock as of December 31, 1996 was 500.

         Quarterly stock prices and dividends declared and paid are shown in the table below.
         These quotations reflect inter-dealer prices without retail markup, markdown, or commission.



          1996                           First        Second  Third   Fourth   Year
          ----                           -----        ------  ------  ------  ------

          High                           $18.25       $17.25  $17.50  $18.00  $18.25
          Low                            $16.75       $16.00  $16.25  $16.88  $16.00
          Dividend Declared
          & Paid per Share               $ 0.15       $ 0.31  $ 0.16  $ 0.16  $ 0.78

                               First
          1995                 (From January 4, 1995)  Second  Third   Fourth  Year
          ----                ----------------------  ------  ------  ------  ------
          High                           $14.50       $15.00  $15.00  $18.25  $18.25
          Low                            $10.50       $13.50  $13.50  $15.00  $10.50
          Dividend Declared
          & Paid per Share                   --       $ 0.10  $ 0.15  $ 0.15  $ 0.40

     The payment of dividends on the Common Stock is subject to determination and declaration by the Board of Directors of the Company. The Board of Directors has adopted a policy of paying quarterly cash dividends on the Common Stock, which commenced following the first full fiscal quarter following the Conversion. The payment of future dividends will be subject to the requirements of applicable law and the determination by the Board of Directors of the Company that the net income, capital and financial condition of the Company and the Bank, thrift industry trends and general economic conditions justify the payment of dividends, and there can be no assurance that dividends will be paid or, if
paid, will continue to be paid in the future.   Under Tennessee law, dividends
may be paid upon determination that following payment of the dividend the Company would be able to pay its debts in the ordinary course of business and the Company's assets would exceed its liabilities. For additional information, see Note 22 of the Notes to Consolidated Financial Statements herein.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

GENERAL

     The earnings of the Company and the Bank depend primarily on the Bank's level of net interest income, which is the difference between interest earned on the Bank's interest-earning assets, consisting primarily of mortgage loans, mortgage-backed securities, interest-bearing deposits at other institutions, investment securities and other investments, and the interest paid on interest-bearing liabilities which have consisted primarily of savings deposits and FHLB advances. Net interest income is a function of the Bank's interest rate spread, which is the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities, as well as a function of the average balance of interest-earning assets as compared to interest-bearing liabilities. During 1996, the Company's net interest income was reduced as a result of provisions for loan losses of $422,000 due to consumer loan losses and additions to reserves for possible additional losses. The Bank's earnings are also affected by its level of noninterest income including primarily service fees and charges, and noninterest expense, including primarily compensation and employee benefits, occupancy and equipment expenses and federal deposit insurance premiums. Earnings of the Bank also are affected significantly by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities, which events are beyond the control of the Bank. In 1996, the Bank paid a special deposit insurance assessment of $534,000 in connection with the recapitalization of the Savings Association Insurance Fund.

COMPARISON OF FINANCIAL CONDITION AT DECEMBER 31, 1994, 1995 AND 1996

     The Company's total consolidated assets grew $2.7 million or 2.7% from $99.9 million at December 31, 1994 to $102.6 million at December 31, 1995, and have grown $2.4 million or 2.4% to $105.0 million at December 31, 1996. The Company has carefully monitored its growth through recent years and continues to subscribe to a controlled growth philosophy. The composition of the Company's balance sheet has been affected by market conditions between December 31, 1994 and December 31, 1996. Net loans receivable grew $5.4 million or 8.0% in 1994, $276,000 or 0.4% in 1995, and $5.2 million or 7.1% in 1996. In 1995, the growth in the rate of increase as compared to 1994 declined as higher rates of interest prevailed slowing the demand for long term, fixed rate and adjustable rate mortgage loans. In 1996, the growth in the rate of increase as compared to 1995 increased, as there was additional efforts by loan officers and originators to market the Company's mortgage products and a general decrease in the prevailing interest rates for the Company's mortgage products.

     The Company, in recent years, has promoted home equity consumer lending, being primarily competitive in real estate equity lending. At December 31, 1994, the Company had consumer loans, consisting primarily of home equity loans, of $17.7 million and at December 31, 1995, $21.9 million or a 23.7% increase.
At December 31, 1996, the balance had grown to $26.1 million, or a 19.3% increase. The Company's nonresidential real estate lending increased during 1996 and at December 31, 1996, $4.4 million or 5.5% of the total portfolio was represented by these type loans. Nonresidential real estate loans amounted to 5.5% at December 31, 1995, and 5.0% at December 31, 1994. The Company and Bank do not solicit nonresidential real estate lending. In recent years, the Company has also increased its emphasis on automobile lending in order to benefit from the relatively higher yields and shorter maturities of these loans as compared to long term fixed rate mortgage loans. At December 31, 1994, 1995 and 1996, the Company had automobile loans totaling $3.9 million, $5.5 million and $6.7 million, respectively. Because of the increased activity in automobile loans, which bear greater risk than single family mortgage lending, the Company has experienced proportionate increases in loan losses, and during 1996 the Company recognized provisions for loan losses of $422,000 to replenish the loan loss reserve levels from charge-offs during 1996, to reflect the increase in nonperforming loans, and to reflect the increased risk in the loan portfolio taken as a whole. At December 31, 1996, loan loss reserves amounted to $327,000, or 262% of nonperforming loans. For discussion of provisions for loan losses, see Comparison of Results of Operations for the Years Ended December 31, 1994, 1995 and 1996 -- Provisions for Loan Losses included herein.

     Funds not invested in loans were invested in other interest-earning assets to create the Company's investment portfolio. The most liquid assets are the funds invested in FHLB overnight, federal funds and short term certificates of deposit. These liquid assets decreased $1.1 million in 1995 and decreased $1.8 million during the year ended December 31, 1996. Investment securities as of

December 31, 1995, totaled $9.4 million as compared to $9.0 million at December 31, 1994 and $8.4 million at December 31, 1996. The decrease at December 31, 1996 represented sales and maturities of investment securities which have been reinvested into the loan portfolio as well as used in the operations of the Company. Mortgage-backed securities as of December 31, 1994 totaled $7.5 million as compared to $11.5 million at December 31, 1995, and increased $1.6% to $11.6 million at December 31, 1996 as a result of purchases, net of repayments, and unrealized gains and losses on securities available-for-sale.
At June 30, 1995 the Company, in accordance with SFAS No. 115 reassessed the appropriateness of the classifications of its investment and mortgage-backed security portfolios. At that time it was determined by management that the Company's portfolio of investment and mortgage-backed securities might be sold at some point in the future based on the ever-changing business environment and management's philosophies toward portfolio management. Accordingly, investment and mortgage-backed securities of $9.5 million and $8.1 million respectively, with unrealized losses of $153,000 were reclassified from the held-to-maturity to the available-for-sale classification. Investment and mortgage-backed securities purchased since that date have also been classified as available-for-sale. At December 31, 1996, unrealized losses on securities available-for-sale, amounted to $64,000.

     Real estate acquired in settlement of loans (net of allowance for losses and accumulated depreciation) decreased by approximately $92,000 at December 31, 1996 from December 31, 1995 as a result of a $77,000 provision for real estate losses and depreciation of $15,000 recognized in 1996.

     Deposit comparisons show a $3.5 million or 4.4% increase for the year ended December 31, 1995. There has been a $2.5 million or 3.0% increase in deposits in the year ended December 31, 1996 as the Company actively solicited new deposit accounts during 1996. Supplemental cash in addition to regular cash flows was then obtained from the FHLB of Cincinnati in the form of cash management advances. The Company historically has used the FHLB system for funding and at December 31, 1996, owed $5.1 million to the Cincinnati bank.

     Stockholders' equity increased $8.4 million, $769,000, and decreased $873,000 at December 31, 1994, 1995 and 1996, respectively. The increase in 1994 was representative of $789,000 of net income and the infusion of $7.6 million in net proceeds on common stock issued in the Company's initial public offering. In 1995, the Company earned $1.1 million of net income while paying $331,000 of cash dividends on the Company's common stock. As a component of stockholders' equity, the Company recorded, net of income taxes, $28,000 of unrealized gains on securities classified as available-for-sale under SFAS No.
115. During 1995, the Company recognized an expense of approximately $102,000 for its Employee Stock Ownership Plan (ESOP). At the Company's annual meeting of stockholders' on May 24, 1995, a Management Recognition Plan (MRP) was approved. As of December 31, 1995, the Company has purchased 11,000 shares of stock for the MRP at a cost of $151,000 and has expensed approximately $66,000 of the MRP resulting in deferred compensation of $85,000 at December 31, 1995. In 1996, the Company earned $646,000 of net income while stockholders' equity decreased $873,000, principally due to cash dividends of $643,000, stock repurchases totaling $744,000 and net deferred compensation for the MRP of $271,000. As a component of stockholders' equity, the Company recorded, net of income taxes, $68,000 of unrealized losses on securities classifies as available-for-sale under SFAS No. 115 bringing the balance of unrealized losses on securities available-for-sale to $40,000. The Company recognized an expense of approximately $122,000 for its ESOP resulting in deferred compensation of $575,000. Purchases for the MRP amounted to $288,000 while an expense of approximately $102,000 was recognized for 1996 resulting in deferred compensation of $271,000. The Company also purchased and retired 44,920 shares of stock costing approximately $744,000.

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1994 , 1995 AND 1996

     Interest Income. The dollar amount of interest income from all sources totaled $6.3 million, $7.7 million, and $8.1 million for years 1994, 1995, and 1996, respectively. The average yield on interest-earning assets totaled 6.88% for 1994 increasing to 7.99% and increasing to 8.14% for years 1995 and 1996 respectively. With the rising interest rate market condition that took place from 1994 to 1995, the Company's adjustable rate mortgage portfolio and other investments enhanced interest income, as evidenced by the increase in 1995, coupled with an increase in the average volume of mortgage-backed securities and the average yield on mortgage-backed securities. From 1995 to 1996, the Company continued to experience an increase in its average yield on loans receivable as the Company's portfolio of adjustable rate loans continued to adjust toward prevailing market interest rates while there was an increase in the average volume of mortgage-backed securities.

     Interest Expense. Interest expense totaled $3.4 million, $3.9 million, and $4.1 million for the years 1994, 1995 and 1996, respectively. The lower amount of interest expense in 1994 was primarily attributable to the decline in market interest rates during 1994 while rising interest rates increased interest expense in 1995 and an increase in the average balance of interest bearing liabilities increased interest expense in 1996. The average interest rate paid increased from 3.89% in 1994 to 4.60% in 1995 and increased to 4.61% in 1996. The average volume of interest bearing liabilities decreased from $87.7 million in 1994 to $84.8 million in 1995, but increased to $88.1 million in 1996.

     Net Interest Income. Net interest income amounted to $2.8 million , $3.8 million and $4.0 million in 1994, 1995 and 1996, respectively. The Company's interest rate spread was 2.99% in 1994 increasing to 3.39% in 1995. The interest rate spread increased to 3.53% in 1996 as a result of the Company's high concentration of adjustable rate loans and adjustable rate mortgage-backed securities which are adjusted annually according to prevailing market interest rates. The Bank also originated approximately $6.8 million of adjustable rate loans in 1995 at initially discounted interest rates which adjusted toward prevailing market interest rates in 1996.

     Provisions for Loan Losses. Provisions for loan losses are charged to income to bring the total allowance to a level considered adequate by management to provide for losses based on prior loss experience, volume and type of lending conducted by the Company, industry standards and past due loans in the Company's portfolio. Management also considers general economic conditions and other factors relating to the collectibility of the Company's loan portfolio. These provisions were made based on management's analysis of the various factors which affect the loan portfolio and management's desire to hold the allowance at a level considered adequate to provide for losses. Management performed a detailed analysis of the Company's loan portfolio, including reviews of the Company's write off history and an analysis of the Company's allowance for losses as compared with industry and peer averages. The provision for loan losses amounted to $10,000, $16,000 and $422,000 for the years 1994, 1995 and 1996, respectively. The higher provisions for losses during 1995 and 1996 was determined to be necessary by management to bring the allowance to a level considered to be appropriate based on the above factors. The higher provision for losses during 1996 was determined to be necessary by management to replenish the allowance for loan losses from charge-offs during 1996, to reflect the increase in nonperforming loans, and to reflect the increased risk in the loan portfolio taken as a whole. For discussion of loans and loan loss reserves, see Comparison of Financial Condition at December 31, 1994, 1995 and 1996, included herein. At December 31, 1994, 1995 and 1996, the allowance for possible loan losses represented 92%, 384% and 262% of total loans past due more than 90 days. While management believes the allowance for possible losses at December 31, 1996 is adequate to cover all losses inherent in the Bank's portfolio, there can be no assurance that in the future further increases in the allowance will not be necessary.

     Non-interest Income. Other income amounted to $842,000 or .88% of average assets for 1994, $864,000 or .86% for 1995 and $740,000 or .71% for 1996. The
largest component of other income is loan fees and service charges, which totalled $354,000, $374,000, and $326,000 for 1994, 1995 and 1996, respectively, including fees for servicing the Company's substantial portfolio of loans previously sold to investors. The other major component of other income is gains recognized on the sale of loans and securities. The Company regularly sells the majority of its fixed rate mortgage loans to the FHLMC. The Company realized gains on loan sales of $104,000, $165,000, and $151,000 in 1994, 1995
and 1996, respectively.   The Company's adoption of SFAS No. 122 "Accounting for
Mortgage Servicing Rights" in 1995 resulted in additional gains on the sale of mortgage loans of approximately $153,000 for the year ended December 31, 1995 and approximately $192,000 in 1996. In 1995 and 1996 the Company had gains on sale of securities (principally mortgage-backed securities) of $30,000 and $2,000, respectively. These gains were achieved principally due to the favorable interest rate environment and reflect sales undertaken in an effort to restructure the maturity and interest rates (adjustable versus fixed) of the portfolio. Income from the rental of real estate amounted to $248,000, $170,000 and $137,000 for 1994, 1995 and 1996, respectively. The decrease from 1994 to 1996 was the result of the loss of a major tenant at the Company's commercial office building held as rental real estate located in Knoxville, Tennessee. The Company managed the building until it was sold on February 28, 1997.

     Non-interest Expense. Non-interest expense was 2.58% of average assets in 1994, 2.89% in 1995, and 3.18% in 1996. Other expense amounted to $2.5 million, $2.9 million and $3.3 million for 1994, 1995 and 1996, respectively. Compensation and employee benefits increased from $1.1 million in 1994 to $1.5 million in 1995 and amounted to $1.4 million in 1996. The increase in compensation and benefits were a direct result of additional compensation recognized in 1995 from the implementation of the Company's ESOP, MRP, and Supplemental Executive Retirement Plan. Other attributes for the increase were normal salary increases, employee promotions, and the cost of additional personnel. Provision for real estate losses amounted to $144,000 in 1994, $110,000 in 1995 and $77,000 in 1996. The provisions were considered necessary by management due to the loss of a tenant and available market resale value at the Company's commercial office building held as rental real estate located in Knoxville, Tennessee. Other expenses were $617,000 in 1994, $742,000 in 1995 and $630,000 in 1996. The increase from 1994 to 1995 were due to additional legal, accounting and consulting fees incurred with the Company's public filings and additional maintenance and repairs in connection with rental real estate. The primary increase in non-interest expense for the year ended December 31, 1996 over the years ended December 31, 1994 and 1995 was in deposit insurance premiums. Deposit insurance premiums amounted to $188,000, $189,000 and $716,000 for 1994, 1995 and 1996, respectively. During 1996, the Company recorded a liability and paid for the one-time special assessment levied by the omnibus appropriation bill to recapitalize the Savings Association Insurance Fund (SAIF) and resolve the Bank Insurance Fund (BIF)/SAIF disparity in the amount of $534,000 with an after tax impact on net income of approximately $332,000. Effective January 1, 1997, the Company began paying reduced premium assessments in accordance with the BIF/SAIF legislation.

     Income Taxes. Income tax expense amounted to $422,000, $651,000, and $390,000 for 1994, 1995 and 1996, respectively. Income tax for the periods is affected by the amount of pre-tax income at the then effective tax rates.

ASSET/LIABILITY MANAGEMENT

     Net interest income, the primary component of the Company's net income, is derived from the difference, or "spread," between the yield on interest-earning assets and the cost of interest-bearing liabilities. The Company has sought to reduce its exposure to changes in interest rates by matching more closely the effective maturities or repricing characteristics of its interest-earning assets and interest-bearing liabilities. The matching of the Company's assets and liabilities may be analyzed by examining the extent to which its assets and liabilities are interest rate sensitive and by monitoring the expected effects of interest rate changes on an institution's net portfolio value.

     An asset or liability is interest rate sensitive within a specific time period if it will mature or reprice within that time period. If the Company's assets mature or reprice more quickly or to a greater extent than its liabilities, the Company's net portfolio value and net interest income would tend to increase during periods of rising interest rates but decrease during periods of falling interest rates. If the Company's assets mature or reprice more slowly or to a lesser extent than its liabilities, the Company's net portfolio value and net interest income would tend to decrease during periods of rising interest rates but increase during periods of falling interest rates.
The Company's policy has been to mitigate the interest rate risk inherent in the historical savings institution business of originating long term loans funded by short term deposits by pursuing the following strategies: (i) emphasizing the origination of adjustable rate and short term loans, such as adjustable rate mortgage loans and various consumer loans, for portfolio (ii) originating long term, fixed rate loans principally for sale to the FHLMC, (iii) maintaining a substantial portfolio of shorter term investments, such as U.S. government and agency securities with terms of 1 to 7 years, and (iv) obtaining a portion of the Bank's funds from long term advances from the FHLB of Cincinnati, with terms of up to 4 years.

     The OTS requires the Bank to measure its interest rate risk by computing estimated changes in the net present value of its cash flows from assets, liabilities and off-balance sheet items (NPV) in the event of a range of assumed changes in market interest rates. These computations estimate the effect on the Bank's NPV of sudden and sustained 1% to 4% increases and decreases in market interest rates. The Board of Directors has adopted an interest rate risk policy which establishes maximum decreases in the Bank's estimated NPV of 20%, 40%, 60% and 80% in the event of 1%, 2%, 3% and 4% increases and decreases in market interest rates, respectively. At December 31, 1996, based on information provided by the OTS, it was estimated that the Bank's NPV would decrease 6%, 15%, 25% and 35% in the event of 1%, 2%, 3% and 4% increases in market interest rates, respectively and possibly increase in the event of decreases in market interest rates. These calculations indicate that the Bank's net portfolio value could be adversely affected by increases in interest rates but could be favorably affected by decreases in interest rates. These calculations indicate that the Bank would not be deemed to have more than a normal level of interest rate risk under applicable regulatory capital requirements. Changes in interest rates also may affect the Bank's net interest income, with increases in rates expected to decrease income and decreases in rates expected to increase income, as the Bank's interest-bearing liabilities would be expected to mature or reprice more quickly than the Bank's interest-earning assets.

     While management cannot predict future interest rates or their effects on the Bank's NPV or net interest income, management does not expect current interest rates to have a material adverse effect on the Bank's NPV or net interest income in the future. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, prepayments and deposit run-offs and should not be relied upon as indicative of actual results. Certain shortcomings are inherent in such computations. Although certain assets and liabilities may have similar maturity or periods of repricing they may react at different times and in different degrees to changes in the market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets, such as adjustable rate mortgages, generally have features which restrict changes in interest rates on a short term basis and over the life of the asset. In the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in making calculations set forth above. Additionally, an increased credit risk may result as the ability of many borrowers to service their debt may decrease in the event of an interest rate increase. Finally, virtually all of the adjustable rate loans in the Bank's portfolio contain conditions which restrict the periodic change in interest rate.

     The Company's Board of Directors is responsible for reviewing the Company's asset and liability policies. The Board meets monthly to review interest rate risk and trends, as well as liquidity and capital ratios and requirements. The Company's management is responsible for administering the policies and determinations of the Board of Directors with respect to the Company's and Bank's asset and liability goals and strategies. Management expects that the Company's and Bank's asset and liability policies and strategies will continue as described above so long as competitive and regulatory conditions in the financial institution industry and market interest rates continue as they have in recent years.

AVERAGE BALANCE, INTEREST AND AVERAGE YIELDS AND RATES

  The following table sets forth certain information relating to the Company's average interest-earning assets and interest-bearing liabilities and reflects the average yield on assets and the average cost of liabilities for the periods and at the date indicated. Such yields and costs are derived by dividing income or expense by the average monthly balance of assets or liabilities, respectively, for the periods indicated.

  The table also presents information for the periods indicated and at December 31, 1996 with respect to the difference between the weighted average yield earned on interest-earning assets and the weighted average rate paid on interest-bearing liabilities, or "interest rate spread," which savings institutions have traditionally used as an indicator of profitability. Another indicator of an institution's net interest income is its "net yield on interest-earning assets," which is its net interest income divided by the average balance of interest-earning assets. Net interest income is affected by the interest rate spread and by the relative amounts of interest-earning assets and interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income.


                                                        Year Ended December, 31
                             -------------------------------------------------------------------------------------  At December 31,
                                       1994                        1995                         196                      1996
                             ---------------------------   ----------------------------  ------------------------- ----------------
                                                Average                        Average                     Average          Average
                             Average            Yield/      Average            Yield/    Average           Yield/           Yield/
                             Balance  Interest   Cost       Balance  Interest   Cost     Balance  Interest  Cost  Balance    Cost
                             -------  --------  --------   --------  --------  -------  --------  -------- ------ --------  -------
Interest-earning assets:
  Loans receivable            $71,078   $5,255      7.39%  $ 73,505    $6,257    8.51%  $ 75,663  $6,631   8.76%  $ 78,207  8.48%
Investment securities           9,154      475      5.19      9,494       558    5.88      9,414     567   6.02      8,354  6.79
  Mortgage-backed
   securities                   6,784      353      5.20      9,925       668    6.74     11,677     760   6.51     11,649  6.52
  Short-term investments
   and other
    interest-earning assets     4,015      183      4.56      3,117       194    6.22      2,546     126   4.95      2,674  4.71
                              -------   ------      ----   --------    ------    ----   --------  ------   ----   --------  ----
    Total interest-earning
     assets                    91,031    6,266      6.88     96,041     7,677    7.99     99,300   8,084   8.14    100,884  8.01
                                        ------      ----               ------    ----             ------   ----             ----
Non-interest-earning assets     4,647                         4,606                        4,583                     4,379
                              -------                      --------                     --------                  --------
    Total assets              $95,678                      $100,647                     $103,883                  $105,263
                              =======                      ========                     ========                  ========

Interest-bearing
 liabilities:
  Deposits                    $81,437   $3,072      3.77   $ 80,441    $3,677    4.57   $ 83,817  $3,846   4.59   $ 85,689  4.49
  Borrowings                    6,225      342      5.49      4,383       228    5.22      4,325     217   5.02      5,100  4.25
                              -------   ------      ----   --------    ------    ----   --------  ------   ----   --------  ----
  Total interest-bearing
    liabilities                87,662    3,414      3.89     84,824     3,905    4.60     88,142   4,063   4.61     90,789  4.48
                                        ------      ----               ------    ----             ------   ----             ----
Non-interest-bearing
 liabilities                    1,723                         1,962                        1,975                     1,090
                              -------                      --------                     --------                  --------
    Total liabilities          89,385                        86,786                       90,117                    91,879
Total equity                    6,293                        13,861                       13,766                    13,384
                              -------                      --------                     --------                  --------
    Total liabilities and
     equity                   $95,678                      $100,647                     $103,883                  $105,263
                              =======                      ========                     ========                  ========
Net interest income                     $2,852                         $3,772                     $4,021
                                        ======                         ======                     ======
Interest rate spread                                2.99%                        3.39%                     3.53%            3.53%
                                                    ====                         ====                      ====             ====
Net interest margin                                 3.13%                        3.93%                     4.05%
                                                    ====                         ====                      ====


RATE/VOLUME ANALYSIS

  The table below sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to: (i) changes in volume (changes in volume multiplied by old rate), (ii) changes in rate (changes in rate multiplied by old volume) and (iii) changes in rate-volume (changes in rate multiplied by the changes in volume).

                                                                   Year Ended December 31,
                            -------------------------------------------------------------------------------------------------------
                                  1993   vs.   1994                    1994   vs.   1995                 1995   vs.   1996
                            ---------------------------------  ---------------------------------  ---------------------------------
                                 Increase (Decrease)              Increase (Decrease)                Increase (Decrease)
                                       Due to                           Due to                             Due to
                            ---------------------------------  ---------------------------------  ---------------------------------
                                              Rate/                               Rate/                               Rate/
                            Volume    Rate   Volume    Total   Volume    Rate    Volume    Total   Volume    Rate    Volume  Total
                            -------  ------  -------  -------  -------  -------  -------  ------  -------  -------  ------ --------

Interest income:
  Loan portfolio               $316   $  79    $(229)    $166    $  20   $1,100    $(118)  $1,002    $ 453    $(204)    $125  $374
  Mortgage-backed securities     44      18      (78)     (16)     248       50       17      315       13       (5)      84    92
  Investment securities         (30)    (35)      55      (10)      20       42       21       83      (60)       9       60     9
  Other interest-earning
    assets                       50      48     (144)     (46)     (50)      68       (7)      11     (103)       3       32   (68)
                               ----   -----    -----     ----    -----   ------    -----   ------    -----    -----     ----  ----
    Total interest-earning
       assets                   380     110     (396)      94      238    1,260      (87)   1,411      303     (197)     301   407
                               ----   -----    -----     ----    -----   ------    -----   ------    -----    -----     ----  ----

Interest expense:
  Savings deposits              (66)    312     (282)     (36)     145      439       21      605      116      (67)     120   169
  FHLB advances                   0      29       (1)      28     (105)     (81)      72     (144)      56       22      (89)  (11)
                               ----   -----    -----     ----    -----   ------    -----   ------    -----    -----     ----  ----
    Total interest-bearing
      liabilities               (66)    341     (283)      (8)      40      358       93      491      172      (45)      31   158
                               ----   -----    -----     ----    -----   ------    -----   ------    -----    -----     ----  ----

Change in net interest income  $446   $(231)   $(113)    $102    $ 198   $  902    $(180)  $  920    $ 131    $(152)    $270  $249
                               ====   =====    =====     ====    =====   ======    =====   ======    =====    =====     ====  ====

LIQUIDITY AND CAPITAL RESOURCES

    The Company currently has no business other than that of the Bank. The Bank is required to maintain minimum levels of liquid assets as defined by OTS regulations. This requirement, which varies from time to time depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short term borrowings. The required ratio currently is 5.0%. The Bank's liquidity ratio averaged 11.2% during the month of December 1996. Management of the Bank seeks to maintain a relatively high level of liquidity in order to retain flexibility in terms of investment opportunities and deposit pricing.
The Bank adjusts its liquidity levels in order to meet funding needs of deposit outflows, payment of real estate taxes on mortgage loans, repayment of borrowings and loan commitments. The Bank also adjusts liquidity as appropriate to meet its asset and liability management objectives.

    The Bank's primary sources of funds are deposits, amortization and prepayment of loans and mortgage-backed securities, maturities of investment securities and other investments, earnings and funds provided from operations and advances from the FHLB of Cincinnati. While scheduled principal repayments on loans and mortgage-backed securities are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions, competition and other factors. The Bank manages the pricing of its deposits to maintain a desired deposit balance. In addition, the Bank invests in short term interest-earning assets, which provide liquidity to meet lending requirements.

    The primary investing activity of the Bank is the origination and purchase of mortgage loans. During the three years ended December 31, 1996, the Bank originated and purchased loans in the amounts of $34.2 million, and $31.0 million, and $44.8 million, respectively. Other investing activities include the purchase of securities, which totaled $2.5 million, $9.0 million and $5.5 million during the three years ended December 31, 1996, respectively. These activities were funded primarily by principal repayments on loans, mortgage-backed securities and other investment securities and the sale of loans to FHLMC.

    At December 31, 1996, savings certificates amounted to $59.5 million, or 69%, of the Bank's total deposits, including $41.7 million which were scheduled to mature in one year or less. Historically, the Bank has been able to retain a significant amount of its deposits as they mature. Management of the Bank believes it has adequate resources to fund all loan commitments by savings deposits and FHLB of Cincinnati advances and sale of mortgage loans and that it can adjust the offering rates of savings certificates to retain deposits in changing interest rate environments.

    For additional information about cash flows from the Bank's operating, financing and investing activities, see the Consolidated Financial Statements elsewhere herein.

    At December 31, 1996, the Bank exceeded all regulatory minimum capital requirements. The proceeds from the Conversion substantially increased the Bank's capitalization. For additional information, see "Selected Consolidated Financial and Other Data -- Regulatory Capital Compliance" and Note 17 of the Notes to Consolidated Financial Statements herein.

    The Bank had $433,000 in outstanding loan commitments at December 31, 1996. The Bank expects to fund its loan originations through principal and interest payments on loans and mortgage-backed securities, proceeds from investment and other securities as maturities occur, and to the extent necessary, borrowed funds. Management expects that funds provided from these sources will be adequate to meet the Bank's needs.

IMPACT OF INFLATION AND CHANGING PRICES

    The consolidated financial statements of the Company and notes thereto, presented elsewhere herein, have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

IMPACT OF NEW ACCOUNTING STANDARDS

    For discussion of accounting pronouncements which impact the Company and Bank, see Note 1 of the Notes to Consolidated Financial Statements included herein.

                         INDEPENDENT AUDITORS' REPORT
                         ----------------------------


Board of Directors
Twin City Bancorp, Inc. and Subsidiaries
Bristol, Tennessee

We have audited the accompanying consolidated balance sheets of Twin City Bancorp, Inc. and Subsidiaries (the "Company") as of December 31, 1995 and 1996 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three year period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1995 and 1996, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 1996, in conformity with generally accepted accounting principles.

/s/ Crisp Hughes & Co. L.L.P.

Asheville, North Carolina
February 28, 1997

                            TWIN CITY BANCORP, INC.
                               AND SUBSIDIARIES

                          Consolidated Balance Sheets
                       (in thousands, except share data)



                                                DECEMBER 31,
                                           --------------------
ASSETS                                       1995        1996
------                                     --------    --------
Cash and due from banks                    $  1,293    $    920
Interest-earning deposits                     3,316       2,003
Federal funds                                   300           -
Certificates of deposit                         196           -
Investment securities:
 Available for sale (amortized cost of
  $9,365 in 1995 and $8,351 in 1996)          9,396       8,354
Loans receivable, net                        72,477      78,177
Loans held for sale                             533          30
Mortgage-backed securities:
 Available for sale (amortized cost of
  $11,446 in 1995 and $11,716 in 1996)       11,464      11,649
Premises and equipment, net                   1,503       1,767
Real estate                                     325         233
Federal Home Loan Bank stock                    626         671
Interest receivable                             414         378
Other                                           708         859
                                           --------    --------
          Total assets                     $102,551    $105,041
                                           ========    ========

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Deposits                                   $ 83,211    $ 85,689
Federal Home Loan Bank advances               4,000       5,100
Advance payments by borrowers for taxes
 and insurance                                  358         282
Accrued expenses and other liabilities          352         313
Deferred income taxes                           372         272
                                           --------    --------
          Total liabilities                  88,293      91,656
                                           --------    --------
Stockholders' equity:
Common stock ($1 par value, 8,000,000
 shares authorized; 898,404 and
 853,484 shares issued and outstanding
 at December 31,1995 and 1996,
 respectively)                                  899         854
Paid-in capital                               7,488       7,134
Retained earnings, substantially
 restricted                                   6,575       6,283
Unearned compensation:
 Employee stock ownership plan                 (647)       (575)
 Management recognition plan                    (85)       (271)
Net unrealized gains (losses) on
 securities available for sale,
 net of income tax                               28         (40)
                                           --------    --------
          Total stockholders' equity         14,258      13,385
                                           --------    --------
          Total liabilities and
           stockholders' equity            $102,551    $105,041
                                           ========    ========


                The accompanying notes are an integral part of
                   these consolidated financial statements.

                            TWIN CITY BANCORP, INC.
                               AND SUBSIDIARIES

                       Consolidated Statements of Income
                     (in thousands, except per share data)




                                          YEARS ENDING DECEMBER 31,
                                          -------------------------
                                           1994     1995      1996
                                          -------  -------  -------
Interest income:
Loans                                      $5,255   $6,257   $6,631
Mortgage-backed securities                    353      668      760
Investment securities                         475      558      567
Interest-earning deposits                     183      194      126
                                           ------   ------   ------
          Total interest income             6,266    7,677    8,084
                                           ------   ------   ------
Interest expense:
Deposits                                    3,072    3,677    3,846
Federal Home Loan Bank advances               342      228      217
                                           ------   ------   ------
          Total interest expense            3,414    3,905    4,063
                                           ------   ------   ------
          Net interest income               2,852    3,772    4,021

Provision for loan losses                      10       16      422
                                           ------   ------   ------
          Net interest income after
           provision for loan losses        2,842    3,756    3,599
                                           ------   ------   ------
Non-interest income:
Loan fees and service charges                 354      374      326
Insurance commissions and fees                 89       67       86
Gain on sale of securities                      -       30        2
Gain on sale of loans                         104      165      151
Income from rental of real estate             248      170      137
Other                                          47       58       38
                                           ------   ------   ------
          Total other income                  842      864      740
                                           ------   ------   ------

Non-interest expenses:
Compensation and employee benefits          1,125    1,454    1,446
Net occupancy expense                         230      232      234
Deposit insurance premiums                    188      189      716
Data processing                               169      179      200
Provision for real estate losses              144      110       77
Other                                         617      742      630
                                           ------   ------   ------
          Total other expenses              2,473    2,906    3,303
                                           ------   ------   ------
          Income before income taxes        1,211    1,714    1,036

Income tax expense                            422      651      390
                                           ------   ------   ------
       Net income                          $  789   $1,063   $  646
                                           ======   ======   ======
Weighted average common equivalent
 shares outstanding                           N/A      851      839
                                           ======   ======   ======
Net income per share                          N/A    $1.25     $.77
                                           ======   ======   ======


                The accompanying notes are an integral part of
                   these consolidated financial statements.

                            TWIN CITY BANCORP, INC.
                               AND SUBSIDIARIES

                Consolidated Statements of Stockholders' Equity
                       (in thousands, except share data)


                                                                 UNEARNED COMPENSATION
                                                                -----------------------
                                   COMMON  PAID-IN   RETAINED       FOR         FOR        UNREALIZED
                                   STOCK   CAPITAL   EARNINGS      ESOP         MRP      GAINS (LOSSES)     TOTAL
                                   ------  --------  ---------  -----------  ----------  --------------  ----------
Balance at December 31, 1993       $    -  $    -      $5,054   $    -       $       -         $  -        $ 5,054

Net income                              -       -         789        -               -            -            789

Net proceeds on common stock
 issued in stock offering
 (898,404 shares)                     899    7,466          -         (719)          -            -          7,646
                                   ------  -------   --------   ----------   ---------         ----        -------

Balance at December 31, 1994          899    7,466      5,843         (719)          -            -         13,489

Net income                              -        -      1,063            -           -            -          1,063

Cash dividends ($.40 per share)         -        -       (331)           -           -            -           (331)

Capitalized stock issuance cost         -       (8)         -            -           -            -             (8)

Unrealized gains on securities,
 net of income taxes of $20             -        -          -            -           -           28             28

Purchase of MRP shares                  -        -          -            -        (151)           -           (151)

ESOP and MRP compensation
 earned                                 -       30          -           72          66            -            168
                                   ------  -------   --------   ----------   ---------         ----        -------
Balance at December 31, 1995          899    7,488      6,575         (647)        (85)          28         14,258


                                  (continued)

                            TWIN CITY BANCORP, INC.
                               AND SUBSIDIARIES

                Consolidated Statements of Stockholders' Equity
                       (in thousands, except share data)


                                                                  UNEARNED COMPENSATION
                                                                 -----------------------
                                   COMMON   PAID-IN   RETAINED       FOR         FOR         UNREALIZED
                                    STOCK   CAPITAL   EARNINGS      ESOP         MRP       GAINS (LOSSES)    TOTAL
                                   -------  --------  ---------  -----------  ----------  ---------------  --------
Net income                         $    -   $    -      $  646   $    -       $    -           $   -       $   646

Cash dividends ($.78 per share)         -         -       (643)           -           -            -          (643)

Unrealized loss on securities,
 net of income tax benefit
 of $42                                 -         -          -            -           -          (68)          (68)

Purchase of MRP shares                  -         -          -            -        (288)           -          (288)

Purchase of treasury stock
 (44,920 shares)                      (45)     (404)      (295)           -           -            -          (744)

ESOP and MRP compensation
 earned                                 -        50          -           72         102            -           224
                                   ------   -------   --------   ----------   ---------        -----       -------
Balance at December 31, 1996         $854    $7,134     $6,283        $(575)      $(271)        $(40)      $13,385
                                   ======   =======   ========   ==========   =========        =====       =======

                The accompanying notes are an integral part of
                   these consolidated financial statements.

                            TWIN CITY BANCORP, INC.
                               AND SUBSIDIARIES

                     Consolidated Statements of Cash Flows
                                (in thousands)




                                             YEARS ENDING DECEMBER 31,
                                           -----------------------------
                                             1994      1995       1996
                                           --------  ---------  --------
Operating activities:
Net income                                 $   789    $ 1,063   $   646
Adjustments to reconcile net income to
 net cash provided (used) by operating
 activities:
 Depreciation                                  150        149       151
 Provision for losses on loans                  10         16       422
 Provision for real estate losses              144        110        77
 Deferred income taxes (benefit)                87         75       (58)
 FHLB dividends received in stock              (33)       (41)      (45)
 Amortization of deferred loan
  origination fees, net                        (95)       (97)      (76)
 Amortization of excess servicing fees
  and mortgage service rights                   46         38        71
 Amortization of premiums on
  mortgage-backed securities                    36         21        35
 Amortization of premiums and discounts
  on securities                                 18         12        (4)
 Gain on sale of securities and
  mortgage-backed securities                     -        (30)       (2)
 Loans originated for sale                  (7,123)    (7,926)   (9,871)
 Proceeds from sale of loans                 5,527      7,558     9,743
 Gain on sale of loans                        (104)      (165)     (151)
 Gain on sale of real estate                   (35)        (7)        -
 Loss on sale of premises and equipment          -          -         2
 Amortization of unearned compensation           -        168       224
 Purchase of MRP shares                          -       (151)     (288)
 Decrease (increase) in interest
  receivable                                   (98)      (116)       36
 Increase in other assets                      (64)       (25)      (29)
 Increase (decrease) in accrued expenses
  and other liabilities                         74        219        41
 Decrease (increase) in current income
  tax payable                                  (16)       160        15
                                           -------    -------   -------
 Net cash provided (used) by operating
  activities                                  (687)     1,031       939
                                           -------    -------   -------
Investing activities:
 Purchase of investment securities
  classified as held to maturity            (2,488)    (3,027)        -
 Purchase of investment securities
  classified as available for sale               -     (2,309)   (2,976)
 Maturities of investment securities         3,000      2,500     3,000
 Proceeds from sales of investment
  securities classified as available for
  sale                                           -      2,492       998
 Purchase of certificates of deposit          (392)      (500)        -
 Proceeds from maturities of
  certificates of deposits                   1,374        696       196
 Proceeds from sale of FHLB stock                -         21         -
 Purchase of mortgage-backed securities
  classified as held to maturity                 -     (1,063)        -
 Purchase of mortgage-backed securities
  classified as available for sale               -     (2,575)   (2,536)
 Proceeds from sale of mortgage-backed
  securities classified as available for
  sale                                           -      1,020         -
 Principal payments on mortgage-backed
  securities                                 1,765      1,436     2,820
 Increase in cash surrender value of
  life insurance                               (19)       (20)      (21)

                            (continued on next page)

                            TWIN CITY BANCORP, INC.
                               AND SUBSIDIARIES

                     Consolidated Statements of Cash Flows
                                (in thousands)




                                            YEARS ENDING DECEMBER 31,
                                          ------------------------------
                                            1994       1995      1996
                                          ---------  --------  ---------
Investing activities, continued:
 Proceeds from sale of real estate         $    112   $    45   $  -
 Net increase in loans originated or
  acquired                                   (4,740)   (1,591)    (4,585)
 Purchase of loans                           (1,029)   (1,010)    (1,532)
 Proceeds from sale of premises and
  equipment                                       -         -         20
 Purchase of premises and equipment            (131)      (96)      (422)
                                           --------   -------   --------
        Net cash used by investing
         activities                          (2,548)   (3,981)    (5,038)
                                          --------   -------   --------
Financing activities:
 Net (decrease) increase in deposits         (1,770)    3,511      2,478
 Decrease in advance payments by
  borrowers for taxes and insurance             (86)     (210)       (76)
 Proceeds from FHLB advances                 12,000     2,800     13,000
 Repayment of FHLB advances                 (12,000)   (4,400)   (11,900)
 Proceeds from issuance of common stock       7,646         -          -
 Capitalized stock issuance cost                  -       (92)         -
 Purchase of treasury stock                       -         -       (744)
 Dividends paid                                   -      (331)      (643)
                                           --------   -------   --------
        Net cash provided by financing
         activities                           5,790     1,278      2,113
                                           --------   -------   --------
        Increase (decrease) in cash
         and cash equivalents                 2,555    (1,672)    (1,986)

Cash and cash equivalents at beginning
 of period                                    4,026     6,581      4,909
                                           --------   -------   --------
Cash and cash equivalents at end of
 period                                    $  6,581   $ 4,909   $  2,923
                                           ========   =======   ========
Supplemental disclosures:
 Cash paid during the period for:
  Interest on deposits and other
   borrowings                              $  3,392   $ 3,921   $  4,050
  Income taxes (net of refunds)                 396       436        467
                                           ========   =======   ========
Noncash investing and financing
 activities:
  Real estate acquired in satisfaction
   of mortgage loans                       $    604   $  -      $  -
                                           ========   =======   ========
  Sale of mortgage loans in exchange for
   mortgage-backed security                $  2,526   $ 2,723   $    589
                                           ========   =======   ========
  Loans to facilitate real estate sales    $    135   $  -      $  -
                                           ========   =======   ========
  Unrealized gains (losses) on available
   for sale securities, net of deferred
   taxes (benefit) of $20 and $(42) for
   1995 and 1996                           $  -       $    28   $    (68)
                                           ========   =======   ========
  Capitalized mortgage servicing rights    $  -       $   155   $    197
                                           ========   =======   ========

                The accompanying notes are an integral part of
                   these consolidated financial statements.

                            TWIN CITY BANCORP, INC.
                               AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

                       December 31, 1994, 1995 and 1996
                        (Tabular amounts in thousands)


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    ------------------------------------------

  A. Twin City Bancorp, Inc. (the "Holding Company") was formed on September 20, 1994, as the holding company for Twin City Federal Savings Bank (the "Bank") in connection with the Bank's conversion from a federally chartered mutual savings bank to a federally chartered stock savings bank ("Conversion"). On December 20, 1994, the Holding Company completed its initial public offering ("Offering") and with a portion of the net proceeds acquired all the issued and outstanding stock of the Bank.

      The accounting and reporting policies of the Holding Company and the Bank and subsidiaries (the "Company") conform, in all material respects, to generally accepted accounting principles and to general practices with the savings and loan industry. The following summarize the more significant of these policies and practices.

  B.  PRINCIPLES OF CONSOLIDATION - The consolidated financial statements
      ---------------------------
      include the accounts of the Holding Company and its subsidiary, the Bank, and the Bank's wholly-owned subsidiaries, TCF Investors, Inc. and Magnolia Investment, Inc. Intercompany balances and transactions have been eliminated.

  C.  LOANS RECEIVABLE - Loans receivable are carried at their unpaid principal
      ----------------
      balance less, where applicable, unearned income, net deferred loan fees, and allowances for losses. Unearned discounts on mortgage loans purchased are amortized to interest income using the level yield interest method over the contractual lives of the loans. Additions to these allowances for losses are based on management's evaluation of the loan portfolio under current economic conditions and such other factors which, in management's judgment, deserve recognition in estimating losses. Interest accrual is discontinued when a loan becomes 90 days delinquent or impaired unless, in management's opinion, the loan is well secured and in process of collection.

  D.  LOAN FEES - Loan fees result from the Company originating loans. Such fees
      ---------
      and certain direct incremental costs related to origination of such loans are deferred ("net deferred loan fees") and reflected as a reduction of the carrying value of loans. The net deferred fees (or costs) are amortized using the interest method over the contractual lives of the loans. Unamortized net deferred loan fees on loans sold prior to maturity are credited to income at the time of sale.

  E.  INVESTMENT SECURITIES AND MORTGAGE-BACKED SECURITIES - The Company
      ----------------------------------------------------
      utilizes SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115). SFAS. 115 requires that all investments in debt securities and all investments in equity securities that have readily determinable fair values be classified into three categories. Securities that management has positive intent and ability to hold until maturity will be classified as held to maturity. Securities that are bought and held specifically for the purposes of selling them in the near term will be classified as trading securities. All other securities will be classified as available for sale. Securities classified as trading and available for sale will be carried at market value.

      At June 30, 1995, the Company transferred its entire investment and mortgage-backed securities portfolio from held-to-maturity to available for sale. Management determined that in the future it might sell investment and mortgage-backed securities and that it no longer met the requirements of SFAS 115 to hold these securities to maturity. At June 30, 1995, approximately $9.5 million of investment securities and $8.1 million of mortgage-backed securities with unrealized losses of $153,000 were transferred to available for sale classification. The unrealized holding gains or losses on securities available for sale are excluded from income and reported, net of related income tax effects, as a separate component of stockholders' equity until realized. Gains and losses on the sale of these securities are calculated based on the specific identification method.

  F.  REAL ESTATE HELD AND FORECLOSED REAL ESTATE - Real estate properties
      -------------------------------------------
      acquired through, or in lieu of, loan foreclosure are initially recorded at fair value at the date of foreclosure. Real estate properties held for rental and resale are carried at the lower of cost, including cost of improvements incurred subsequent to acquisition, or net realizable value. Costs relating to development and improvement of properties are capitalized, whereas costs relating to the holding of property are expensed.

      Valuations are periodically performed by management, and an allowance for losses is established by a charge to income if the carrying value of a property exceeds its estimated net realizable value.

  G.  PREMISES AND EQUIPMENT - Land is carried at cost. Premises and equipment
      ----------------------
      are carried at cost less accumulated depreciation. Depreciation is provided for using straight-line rates over the following useful lives of the respective assets:

               Buildings and improvements       25 to 40 years
               Office furniture and equipment   5 to 10 years
               Vehicles                         5 years

      The cost of maintenance and repairs is charged to expense as incurred while expenditures which materially increase property lives are capitalized.

  H.  FEDERAL HOME LOAN BANK STOCK - Investment in stock of a Federal Home Loan
      ----------------------------
      Bank is required by law of every federally insured savings and loan or savings bank. The investment is carried at cost. No ready market exists for the stock, and it has no quoted market value.

  I.  INCOME TAXES - The Company files a consolidated income tax return with its
      ------------
      wholly owned subsidiary. The income tax effect of timing differences in reporting transactions for financial reporting and income tax purposes is reflected in the consolidated financial statements as deferred income taxes.

      The Company provides for income taxes based upon the provisions of SFAS
      109. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Current tax expense is provided based upon the actual tax liability incurred for tax return purposes.

  J.  LOAN SALES - The Company periodically sells whole and/or participating
      ----------
      interests in real estate loans. Mortgage loans originated and intended for sale are carried at the lower of aggregate cost or market value. Gains or losses on such sales are recognized at the time of sale and determined by the difference between the net sales proceeds and the unpaid principal balance of the loans sold less capitalized mortgage servicing rights. Net unrealized losses are recognized in a valuation allowance by charges to income.

      The Company often retains the loan servicing rights in connection with the sale of real estate loans. When interests in loans sold have an average contractual interest rate, adjusted for normal servicing costs, which differs from the agreed yield to the purchaser, gains or losses are recognized equal to the present value of such differential over the estimated remaining life of such loans. The resulting "excess servicing fees receivable" is amortized over the same estimated life using the interest method.

      The excess servicing fees receivable, and the amortization thereon is periodically evaluated in relation to the present value of the estimated future net servicing revenues. The Company evaluates the carrying value of the servicing portfolio by estimating the future net servicing income of the portfolio based on management's best estimate of remaining lives of the loans.

  K.  MORTGAGE SERVICING RIGHTS - In 1995, the Company adopted SFAS No. 122,
      -------------------------
      "Accounting for Mortgage Servicing Rights" (SFAS 122). SFAS 122 allows the capitalization as an asset the right to service mortgage loans for others when those rights were acquired either through loan purchases or loan origination activities. This accounting statement changes the current accounting under SFAS No. 65. The capitalized mortgage servicing rights are amortized in proportion to and over the period of estimated net service income and are evaluated for impairment based upon fair value.

  L.  CASH FLOW INFORMATION - As presented in the consolidated statements of
      ---------------------
      cash flows, cash and cash equivalents include cash on hand, interest-earning deposits in other banks, and federal funds sold. The Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

  M.  USE OF ESTIMATES - The preparation of financial statements in conformity
      ----------------
      with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  N.  IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS - In June 1996, the FASB issued
      ---------------------------------------
      SFAS No. 125, Accounting for the Transfer and Servicing of Financial Assets and Extinguishment of Liabilities ("SFAS 125"). SFAS 125 supersedes SFAS 122, Accounting for Mortgage Servicing Rights. SFAS 125 provides accounting and reporting standards for transfers and servicing of financial assets and the extinguishment of liabilities based on consistent application of a financial components approach that focuses on control. Under the financial components approach, after a transfer of financial assets, an entity recognizes all financial and servicing assets it controls and liabilities it has incurred and derecognizes financial assets it no longer controls and liabilities that have been extinguished. SFAS 125 is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1996, and is to be applied prospectively. Earlier or retroactive application is not permitted. Management of the Company will determine the effect on the Company's financial position and results of operations for future transactions that are covered by this accounting standard.

  O.  EARNINGS PER SHARE - Because the Company completed its initial public
      ------------------
      offering on December 20, 1994, and the common stock was not outstanding the entire fiscal year, management believes that presentation of earnings per share information would not be meaningful for the year ended December 31, 1994.

  P.  LONG-LIVED ASSETS-Long-lived assets to be held and used are reviewed for
      -----------------
      impairment whenever events or circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the excess of the asset's carrying amount over the fair value of the asset. Impairment on long-lived assets to be disposed of is recognized based on the excess of the asset's carrying amount over the fair value less cost to sell.

2. SECURITIES AVAILABLE FOR SALE
   -----------------------------

                                                   GROSS        GROSS     ESTIMATED
                                      AMORTIZED  UNREALIZED  UNREALIZED    MARKET
                                        COST       GAINS       LOSSES       VALUE
                                      ---------  ----------  -----------  ---------
December 31, 1995:
        U.S. government and agency
          bonds                          $9,361         $63        $(32)     $9,392
        Equity securities                     4           -           -           4
                                         ------         ---        ----      ------
                                         $9,365         $63        $(32)     $9,396
                                         ======         ===        ====      ======
December 31, 1996:
        U.S. government and agency
          bonds                          $8,347         $21        $(18)     $8,350
        Equity securities                     4           -           -           4
                                         ------         ---        ----      ------
                                         $8,351         $21        $(18)     $8,354
                                         ======         ===        ====      ======

   The amortized cost and estimated market values of debt securities at December 31, 1995 and 1996, by contractual maturity, are as follows:


                                                 AMORTIZED COST   ESTIMATED MARKET VALUE
                                                ----------------  ----------------------
                                                 1995     1996       1995        1996
                                                -------  -------  ----------  ----------
Due in one year                                  $2,999   $3,860    $2,989      $3,866
Due after one year through five years             6,362    4,487     6,403       4,484
                                                 ------   ------    ------      ------
                                                 $9,361   $8,347    $9,392      $8,350
                                                 ======   ======    ======      ======

   The Company had investments pledged of $1,500,000 at December 31, 1996. Investment securities sold during the years ended December 31, 1995 and 1996, resulted in realized gains of $19,000 and realized losses of $4,000 in 1995 and realized gains of $2,000 in 1996. The proceeds from the sale of securities during the years ended December 31, 1995 and 1996, were $2,492,000 and $997,500, respectively. The net unrealized gains at December 31, 1995 and 1996, of approximately $18,000 and $2,000, are reported as a separate component of stockholders' equity. All securities are identified as available for sale at December 31, 1995 and 1996. In 1995, the Company transferred all securities held to maturity to available for sale.

3.    LOANS RECEIVABLE
      ----------------

   Loans receivable are summarized as follows:


                                                    DECEMBER 31,
                                                --------------------
                                                  1995       1996
                                                ---------  ---------
Real estate first mortgage loans:
  One-to-four-family dwellings                   $46,043    $45,859
  Construction                                     2,002      3,360
  Commercial real estate                           3,726      3,886
  Other real estate                                  328        479
                                                 -------    -------
   Total real estate loans                        52,099     53,584
                                                 -------    -------
Consumer and other loans:
  Home equity loans                               14,491     17,207
  Loans secured by deposit accounts                  293        260
  Other installment loans                          7,091      8,636
                                                 -------    -------
   Total other loans                              21,875     26,103
                                                 -------    -------
   Total loans                                    73,974     79,687
                                                 -------    -------
Less:
  Undisbursed portion of loans in process            971      1,417
  Net deferred loan origination fees (cost)         (188)      (264)
  Allowance for loan losses                          181        327
                                                 -------    -------
                                                     964      1,480
                                                 -------    -------
                                                 $73,010    $78,207
                                                 =======    =======

   Loans held for sale were approximately $533,000 and $30,000 at December 31, 1995 and 1996. The carrying value of these loans approximate market value.

   The Company's primary lending area for the origination of mortgage loans includes northeast Tennessee and southwest Virginia. The Company limits uninsured loans to 80% of the appraised value of the property securing the loan. Generally, the Company allows loans covered by private mortgage insurance up to 95% of the appraised value of the property securing the loan.

   The Company's commercial real estate loans consist of properties located in its primary lending area. The general policy is to limit loans on multi-family residential complexes, retail shopping centers and office buildings to 75% of the lesser of appraised value or construction cost of the property securing the loan.

   The Company's policy requires that consumer and other installment loans be supported primarily by the borrower's ability to repay the loan and secondarily by the value of the collateral securing the loan, if any.

   Management of the Company believes that its allowances for losses on its loan portfolio are adequate. However, the estimates used by management in determining the adequacy of such allowances are susceptible to significant changes due primarily to changes in economic and market conditions. In addition, various regulatory agencies periodically review the Company's allowance for losses as an integral part of their examination processes. Such agencies may require the Company to recognize additions to the allowances based on their judgments of information available to them at the time of their examinations.

   The changes in the allowance for loan losses are summarized as follows:

                               YEARS ENDED DECEMBER 31,
                             ---------------------------
                               1994     1995      1996
                             --------  -------  --------
Beginning balance              $ 359    $ 229     $ 181
Provision for loan losses         10       16       422
Recoveries                         4        6        19
Charge-offs                     (144)     (70)     (295)
                               -----    -----     -----
Ending balance                 $ 229    $ 181     $ 327
                               =====    =====     =====

   In accordance with SFAS No. 114, Accounting by Creditors for Impairment of a Loan, no loans in non-homogenous groups were determined to be impaired for the year ended or as of December 31, 1995. As of December 31, 1996, the Company had loans impaired of approximately $160,000. Commercial real estate and other loans are included in the non-homogenous group.

   For the loans in homogeneous groups, loans which are contractually past due ninety days or more were not material at December 31, 1995 and at December 31, 1996. The amount the Company will ultimately realize from these loans could differ materially from their carrying value because of unanticipated future developments affecting the underlying collateral or the borrower's ability to repay the loans. If collection efforts are unsuccessful, these loans will be subject to foreclosure proceedings in the ordinary course of business. Management believes that the Company has adequate collateral on these loans and that the Company will not incur material losses in the event of foreclosure. Therefore, these loans are not in nonaccrual status at December 31, 1995 and 1996, respectively.

   Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of these loans (in thousands) are $46,059, $51,428 and $54,462 at December 31, 1994, 1995 and
   1996, respectively.

   Custodial escrow balances maintained in connection with the foregoing loan servicing were $288,000, $199,000 and $156,000 at December 31, 1994, 1995 and
   1996, respectively.

   The following is an analysis of the changes in excess servicing fees receivable (retained) asset balances.

                                DECEMBER 31,
                               --------------
                                1995    1996
                               ------  ------
Balance beginning of period    $ 208   $ 202
Additions                         28       -
Amortization                     (34)    (39)
                               -----   -----
Balance end of period          $ 202   $ 163
                               =====   =====

   In the ordinary course of business, the Company makes loans to directors and executive officers and their related interests. Such loans were made on substantially the same terms, including interest and collateral, as those prevailing at the time for comparable transactions with other borrowers and did not involve more than the normal risk of collectibility or present other unfavorable features. Loans to directors and executive officers and their related interests are as follows:


Balance at December 31, 1994    $ 1,194
         Advances                   496
         Repayments                (554)
                                -------
Balance at December 31, 1995      1,136
         Advances                   728
         Repayments                (903)
                                -------
Balance at December 31, 1996    $   961
                                =======


4. MORTGAGE-BACKED  SECURITIES
   ---------------------------

   The amortized cost and estimated market value of mortgage-backed securities are summarized as follows:

                                                                   GROSS       GROSS      ESTIMATED
                                                                 UNREALIZED  UNREALIZED    MARKET
                                                   NET COST        GAINS       LOSSES       VALUE
                                                 -----------     ----------  ----------   ---------
AVAILABLE FOR SALE:
        December 31, 1995:
          FHLMC Certificates                       $ 9,627           $53       $ (61)       $ 9,619
          FNMA Certificates                          1,819            29          (3)         1,845
                                                   -------           ---      ------        -------
                                                   $11,446           $82       $ (64)       $11,464
                                                   =======           ===      ======        =======
AVAILABLE FOR SALE:
        December 31, 1996:
          FHLMC Certificates                       $10,553           $56       $(147)       $10,462
          FNMA Certificates                          1,163            24           -          1,187
                                                   -------           ---      ------        -------
                                                   $11,716           $80       $(147)       $11,649
                                                   =======           ===      ======        =======

   The Company had sales of mortgage-backed securities during the year ended December 31, 1995, resulting in realized gains of $15,000 and proceeds from the sales were $1,020,000. There were no sales during the years ended December 31, 1994 and 1996. Mortgage-backed securities of $1,744,000 and $2,173,000 were pledged at December 31, 1995 and 1996, respectively. In 1995, the Company transferred all mortgage-backed securities held to maturity to available for sale. The net unrealized gains (losses) at December 31,1995 and 1996 of $11,000 and ($ 42,000), respectively are reported as a separate component of stockholders' equity.

5. REAL ESTATE
   -----------

   Real estate is summarized as follows:

                                                 1995   1996
                                                -----  -----
Real estate acquired for development,
 rental and sale                                $ 598  $ 598

Less:
  Accumulated depreciation                         18     33
  Allowance for loss                              255    332
                                                -----  -----
                                                $ 325  $ 233
                                                =====  =====

    Real estate acquired for development, rental and sale consists of:

                                                 1995   1996
                                                -----  -----
Commercial buildings                            $ 591  $ 591
Improved land                                       7      7
                                                -----  -----
                                                $ 598  $ 598
                                                =====  =====

    Real estate includes the Bank's subsidiaries' investment in commercial rental property located in Bristol and Knoxville, Tennessee. The subsidiaries recognized income from this property of $248,000, $171,000 and $137,000 during the years ended December 31, 1994, 1995 and 1996, respectively.

    The changes in the allowance for losses on real estate is summarized as follows:


                                  YEARS ENDED DECEMBER 31,
                                ----------------------------
                                   1994     1995      1996
                                --------   ------   --------
Beginning balance                 $   12   $  156     $ 255
Provision charged to income          144      110        77
Recovery on disposition                -      (11)        -
                                  ------   ------     -----
Ending balance                    $  156   $  255     $ 332
                                  ======   ======     =====


6. PREMISES AND EQUIPMENT
   ----------------------

   Premises and equipment are summarized as follows:

                                          DECEMBER 31,
                                        ---------------
                                         1995     1996
                                        ------   ------
Land and improvements                   $  365   $  494
Office buildings and improvements        1,510    1,652
Furniture, fixtures and equipment        1,112    1,188
Automobiles                                 35       40
                                        ------   ------
                                         3,022    3,374
Less accumulated depreciation            1,519    1,607
                                        ------   ------
                                        $1,503   $1,767
                                        ======   ======

7. INTEREST RECEIVABLE
   -------------------

   Interest receivable is summarized as follows:


                               DECEMBER 31,
                              --------------
                               1995    1996
                              -----   -----
Investment securities         $ 160   $ 173
Mortgage-backed securities      120     128
Loans receivable                133      77
Interest earning deposits         1       -
                              -----   -----
                              $ 414   $ 378
                              =====   =====

8. MORTGAGE SERVICING RIGHTS
   -------------------------

  In June 1995, the Company began accounting for mortgage servicing rights
  (MSRS) in accordance with the implementation of Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights". At December 31, 1995 and 1996, the fair value of MSRS was approximately $152,000 and $311,000, respectively. Fair value is determined on an individual loan basis for MSRS, capitalized using valuing methodology consistent with loans currently available for sale with similar interest rates and maturity terms.

  The amount of MSRS capitalized for the years ending December 31, 1995 and 1996, was approximately $155,000 and $192,000, respectively. The amount amortized for 1995 and 1996, was approximately $3,000 and $25,000, respectively. MSRS are being amortized in proportion to and over the period of estimated net servicing income. No allowance for valuation of MSRS has been recorded as of and for the year ending December 31, 1995. At December 31, 1996 a valuation allowance of $ 7,000 has been recorded.

9. DEPOSITS
   --------

   Deposit account balances are summarized as follows:

                                                      WEIGHTED AVERAGE
                                                       INTEREST RATES
                                    DECEMBER 31,        DECEMBER 31,
                                 ------------------  ------------------
                                   1995      1996      1995      1996
                                 --------  --------  --------  --------
 Noninterest bearing accounts     $ 2,321   $ 2,719       - %       - %
 NOW accounts                       6,084     6,306     2.63%     1.85%
 Money Market accounts              8,315     9,355     4.06%     4.05%
 Passbook accounts                  8,634     7,844     2.36%     2.49%
 Certificates of deposit           57,857    59,465     5.71%     5.48%
                                  -------   -------     ----      ----
                                  $83,211   $85,689     4.82%     4.61%
                                  =======   =======     ====      ====

    The aggregate amount of jumbo certificates of deposit with a minimum denomination of $100,000 was approximately $11,596 and $13,530 at December 31, 1995 and 1996, respectively.

    Contractual maturities of certificate accounts are summarized as follows:


                                 DECEMBER 31,
                            --------------------
                              1995       1996
                            --------  ----------
12 months or less            $42,503    $41,675
1 - 2 years                    9,758     12,047
2 - 3 years                    2,199      2,264
3 - 5 years                    2,574      3,479
After                            823          -
                             -------    -------
                             $57,857    $59,465
                             =======    =======

    Interest expense on deposits is summarized as follows:



                                              YEARS ENDED DECEMBER 31,
                                          --------------------------------
                                           1994          1995        1996
                                          ------       -------     -------
Demand, NOW accounts and money market     $  404       $   322     $   313
Passbook savings                             294           251         208
Certificates of deposit                    2,374         3,104       3,325
                                          ------       -------     -------

                                          $3,072       $ 3,677     $ 3,846
                                          ======       =======     =======


10.  ADVANCES FROM THE FEDERAL HOME LOAN BANK
     -----------------------------------------

    Advances from the Federal Home Loan Bank are summarized as follows:


                                       DECEMBER 31,
                                  -------------------
INTEREST RATE  MATURITY DATE        1995        1996
-------------  -------------      -------     -------
4.50%          January 1996       $   500     $     -
4.55           July 1996            1,000           -
5.55           February 1997        1,500       1,500
Variable       March 1997               -       2,600
5.25           July 1998            1,000       1,000
                                  -------     -------
          Total                   $ 4,000     $ 5,100
                                  =======     =======

    The stock of the Federal Home Loan Bank and mortgage loans receivable are pledged as collateral for these advances. Loans receivable aggregating $6,000 and $7,650 (in thousands) or 150% of the advanced balance are pledged under the collateral agreement at December 31, 1995 and 1996, respectively.

11. INCOME TAXES
    ------------

   Income tax expense (benefit) is summarized as follows:


                    YEARS ENDED DECEMBER 31,
                   -------------------------
                     1994     1995    1996
                   --------  ------  -------
Current               $ 335   $ 576   $ 448
Deferred                 87      75     (58)
                      -----   -----   -----
         Total        $ 422   $ 651   $ 390
                      =====   =====   =====

    The differences between actual income tax expense and the amount computed by applying the federal statutory income tax rate of 34% to income before income taxes are reconciled as follows:


                                                  YEARS ENDED DECEMBER 31,
                                                 ---------------------------
                                                   1994      1995     1996
                                                 ---------  -------  -------
Computed income tax expense                         $ 412    $ 583    $ 352
Increase (decrease) resulting from:
  Nondeductible expenses                                -       13        7
  State income tax, net of federal benefit             48       70       42
  State tax refunds, net of federal tax               (41)       -        -
  Other                                                 3      (15)     (11)
                                                    -----    -----   ------
Actual income tax expense                           $ 422    $ 651    $ 390
                                                    =====    =====   ======


   The components of deferred tax liabilities and deferred tax assets are summarized as follows:


                                                                 1995     1996
                                                                 -----    -----
Deferred tax liabilities:
         FHLB stock dividends                                    $ 146    $ 165
         Mortgage servicing fees                                   134      181
         Bad debt reserves--loans                                   89        -
         Deferred loan origination cost                             85      152
         Depreciation                                               57       63
         Deferred income                                             3        4
         Unrealized gains on securities available for sale          20        -
                                                                 -----    -----
                                                                   534      565
                                                                 -----    -----
Deferred tax assets:
         Accrued expenses                                           65       32
         Bad debt reserves--real estate                             97      125
         Bad debt reserves--loans                                    -      114
         Unrealized losses on securities available for sale          -       22
         Valuation reserve                                           -        -
                                                                 -----    -----
                                                                   162      293
                                                                 -----    -----
Net deferred tax liability                                       $ 372    $ 272
                                                                 =====    =====


    The Bank's annual addition to its reserve for bad debts allowed under the Internal Revenue Code may differ significantly from the bad debt experience used for financial statement purposes. Such bad debt deductions for income tax purposes are included in taxable income of later years only if the bad debt reserves are used for purposes other than to absorb bad debt losses. Since the Bank does not intend to use the reserve for purposes other than to absorb losses, no deferred income taxes have been provided on the amount of bad debt reserves for tax purposes that arose in tax years beginning before December 31, 1987, in accordance with SFAS No. 109. Therefore, retained earnings at December 31, 1995 and 1996, includes approximately $2,400,000, representing such bad debt deductions for which no deferred income taxes have been provided.

12.  RETAINED EARNINGS
     -----------------

    Retained earnings represents the accumulated net income of the Company since its origination date. In connection with the insurance of savings accounts for the Bank, the Federal Deposit Insurance Corporation (FDIC) requires that certain minimum amounts be restricted to absorb certain losses as specified in the insurance of accounts regulations. Because restricted retained earnings is not related to amounts of losses actually anticipated, the appropriations thereto have not been charged to income in the accompanying consolidated financial statements. Furthermore, the use of retained earnings by the Bank is restricted by certain requirements of the Internal Revenue Code as disclosed in Note 11.

13.  PENSION PLAN
     ------------

    The Bank sponsors a noncontributory defined benefit pension plan covering substantially all employees who meet certain age and length of service requirements. The plan calls for benefits to be paid to all eligible employees at retirement based primarily upon years of service with the Bank and compensation paid in the five years where earnings were the greatest. The plan meets the criteria of a multi-employer plan as defined in Statement of Financial Accounting Standards No. 87, "Employers' Accounting For Pensions" (SFAS No. 87). Therefore, no separate disclosure is available for the components of pension cost and the Plan's funding status. The plan is sponsored by the Financial Institutions Retirement Fund and consists of approximately 400 participating employers.

    In accordance with SFAS No. 87, an employer participating in a multi-employer plan shall recognize as net pension cost the required contribution for the period and shall recognize as a liability any contribution due and unpaid. The expense recognized for the plan for the years ended December 31, 1994, and 1995, and 1996 was $34,000, $35,000 and $60,000, respectively.

14.  PROFIT SHARING AND THRIFT PLAN
     ------------------------------

    The Bank has established a thrift plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all full-time employees who have completed one year of service and have attained the age of twenty-one. Employees may contribute a percentage of their annual gross salary as limited by the federal tax regulations. The Bank matches employee contributions based on the plan guidelines. The amount charged against income was $20,500, $24,000 and $25,000 for the years ended December 31, 1994, 1995 and 1996, respectively.

15.  COMPENSATION BENEFIT AGREEMENT
     ------------------------------

    Effective January 1, 1995, the Company established a nonqualifed compensation agreement with a certain key executive providing for benefits payable annually over a ten-year period. The plan was approved on April 21, 1995, by the Office of Thrift Supervision. The current terms provide for the payment of a certain sum annually for ten years upon his termination of employment or, in the event of his death, to his designated beneficiary. The liability for the vested benefits has been accrued at the balance sheet date at the net present value of the expected benefits. Annual expense is based on the increase in the net present value of vested future benefits. The expense associated with this agreement was approximately $78,000 and $7,000 for the years ending December 31, 1995 and 1996, respectively.

16.  COMMITMENTS
     -----------

    The Company had outstanding commitments for mortgage loans of approximately $178,000 and $433,000 at December 31, 1995 and 1996, respectively. The commitments to originate loans at December 31, 1995 and 1996, were all fixed rate loans having interest rates ranging from 6.875% to 8.75% and terms ranging from 15 to 30 years.

17.  REGULATORY MATTERS
     ------------------

    The Bank is subject to various regulatory capital requirements administered by the Office of Thrift Supervision (OTS). Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

    Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of tangible and core capital (as defined in the regulations) to adjusted total assets (as defined), and of risk-based capital (as defined) to risk-weighted assets (as defined). Management believes, as of December 31, 1996, that the Bank meets all capital adequacy requirements to which it is subject.

    As of December 31, 1996, the most recent notification from the OTS categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total tangible, core, and risk-based ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

    The Bank's actual capital amounts and ratios are also presented in the table (in thousands). Nothing was deducted from capital for interest-rate risk.


                                                                                         TO BE WELL
                                                                                      CAPITALIZED UNDER
                                                         FOR CAPITAL                   PROMPT CORRECTIVE
                                    ACTUAL            ADEQUACY PURPOSES                ACTION PROVISIONS
                               ----------------  ----------------------------     --------------------------
                                AMOUNT   RATIO    AMOUNT         RATIO             AMOUNT         RATIO
                               --------  ------  ---------  -----------------     ---------  ---------------
As of December 31, 1995
  Tangible Capital (to
     adjusted total assets)     $12,148   11.9%     $1,525  more than or 1.5%     $5,084     more than or 5%
                                                            equal to                         equal to
  Core Capital (to
     adjusted total assets)     $12,148   11.9%     $3,051  more than or 3.0%     $5,084     more than or 5%
                                                            equal to                         equal to
  Risk-Based (to risk-
     weighted assets)           $12,299   22.1%     $4,458  more than or 8.0%     $5,573     more than or 10%
                                                            equal to                         equal to
As of December 31,  1996
  Tangible Capital (to
     adjusted total assets)     $12,726   12.1%     $1,582  more than or 1.5%     $5,274     more than or 5%
                                                            equal to                         equal to
  Core Capital (to
     adjusted total assets)     $12,726   12.1%     $3,164  more than or 3.0%     $5,274     more than or 5%
                                                            equal to                         equal to
  Risk-Based (to risk-
     weighted assets)           $12,877   21.5%     $4,789  more than or 8.0%     $5,987     more than or 10%
                                                            equal to                         equal to


18.  FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK
     -------------------------------------------------

    The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, lines of credit, and letters of credit. Those instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of those instruments reflect the extent of the Company's involvement in particular classes of financial instruments.

    The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, lines of credit, and letters of credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

    Financial instruments, the contract amounts of which represent credit risk for lines of credit and letters of credit, totaled (in thousands) $2,659 and $3,564 at December 31, 1995 and 1996, respectively.

    Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness. The amount of collateral obtained, if it is deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterpart. Collateral may include accounts receivable; inventory, property, plant, and equipment; and income-producing commercial properties.

    The undisbursed advances on customer lines of credit and letters of credit were (in thousands) $1,247 and $1,621 at December 31, 1995 and 1996, respectively. The Company does not anticipate any losses as a result of these transactions.

19.  EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)
     ------------------------------------

    The Bank has established for eligible employees an Employee Stock Ownership Plan ("ESOP"). The ESOP borrowed $718,720 from the Holding Company and purchased 71,872 common shares issued in the offering. The Bank is expected to make scheduled cash contributions to the ESOP sufficient to service the amount borrowed. The $718,720 in stock issued by the Holding Company is reflected in the accompanying consolidated financial statements as a charge to unearned compensation and a credit to common stock and paid-in capital. In accordance with GAAP, the unpaid balance of the ESOP loan has been eliminated in consolidation and the unamortized balance of unearned compensation is shown as a reduction of stockholders' equity. For the years ending December 31, 1995 and 1996, the total contributions to the ESOP used to fund principal and interest payments on the ESOP debt totaled approximately $141,000 and $83,000, respectively.

    For the years ending December 31, 1995 and 1996, compensation from the ESOP of approximately $103,000 and $122,000 was expensed, respectively. Compensation is recognized at the average fair value of the ratably released shares during the accounting period as the employees performed services. At December 31, 1996, the ESOP held 13,633 allocated and 57,506 unallocated shares. The fair value of the unallocated shares at December 31, 1996, was approximately $992,000.

    The ESOP plan states that dividends on unallocated shares will be used for debt service and dividends on allocated shares will be distributed to the Plan participants. In 1996, ESOP dividends on unallocated shares of approximately $50,000 were used for debt service. For the purposes of computing earnings per share, all ESOP shares committed to be released have been considered outstanding.

20.  MANAGEMENT RECOGNITION AND RETENTION PLAN
     -----------------------------------------

  In 1995, the Company established a management recognition and retention plan ("MRP") which reserved 35,936 shares of common stock for issuance. The shares were granted to certain employees and officers of the Company and began vesting on May 24, 1996, and will be fully vested by May 24, 2000. The number of shares granted to certain employees and officers was 35,936. Compensation expense, in the amount of the fair value of the common stock at the date plan shares are purchased, will be recognized during the periods the participants become vested. As of December 31, 1996, 27,908 shares of common stock had been purchased to fund the MRP and the remaining 8,028 shares will be purchased over the vesting period. The unamortized balance of unearned compensation is reflected as a reduction of stockholders' equity. For the years ended December 31, 1995 and 1996, compensation expense of $66,000 and $102,000 has been recognized, respectively.

21.  STOCK OPTION PLAN
     -----------------

  In 1995, the Company adopted a stock option plan for the benefit of directors, officers, and other key employees of the Company. The number of shares of common stock reserved for issuance under the stock option plan was equal to approximately 10% of the total number of common shares issued pursuant to the Company's offering. The Plan provides for incentive options for officers and employees and non-incentive options for directors. The Plan is administered by a committee of at least three directors of the Company. The option exercise price cannot be less than the fair value of the underlying common stock at the date of the option grant, and the maximum option term cannot exceed ten years. The number of shares of common stock authorized under the stock option and incentive plan was 89,840 with an exercise price equal to fair market value on the date of grant. The following table summarizes the non-incentive stock options have been granted to directors and the incentive stock options awarded to officers and other key employees.


                                                         NONINCENTIVE  INCENTIVE   TOTAL    OPTION PRICE
                                                         ------------  ---------  --------  ------------
Shares under options:
     Outstanding at January 1, 1995                         $     -      $     -     $     -
     Granted - May 24                                        22,460       62,888      85,348    $14.000
     Granted - November 30                                        -        1,500       1,500     16.875
                                                            -------      -------     -------
     Outstanding at December 31, 1995                        22,460       64,388      86,848
     Granted - December 5                                         -          600         600     17.500
                                                            -------      -------     -------
     Outstanding at December 31, 1996                       $22,460      $64,988     $87,448
                                                            =======      =======     =======
Options available to grant at December 31, 1996                   -        2,392       2,392

Options exercisable at December 31, 1996                      4,492       14,678      19,170

Weighted average exercise price:
     Outstanding:
        At December 31, 1995                                $ 14.00      $14.067     $14.050
        At December 31. 1996                                $ 14.00      $14.096     $14.072

     Exercisable:
        At December 31, 1996                                $ 14.00      $14.373     $14.294


  The Company applies APB Option 25 and related interpretations in accounting for its stock option plan. This is allowable under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", which was issued in October 1995. Accordingly, no compensation cost has been recognized for its stock option plan. Had compensation cost for the Company's plan been determined based on the fair value at the grant dates for awards under the Plan consistent with methods under FASB Statement 123, the Company's net income and earnings per share would have been reduced and proforma disclosure required. Under Statement 123, compensation cost is recognized for the fair value of the employees' purchase rights, which was estimated using the Black-Scholes model with the following assumptions for 1995 and 1996 grant dates, respectively: dividend yields of 4.5 and 3.7 percent; an expected life of nine years for both; expected volatility of 25 and 15 percent; and risk-free interest rates of 6.6 percent. The weighted-average fair value of those options granted in 1995 and 1996 was $1.79 and $.83, respectively. The proforma net income and earnings per share for 1995 and 1996 would not be materially different than the amounts reported in the accompanying income statements. Therefore, the proforma disclosure requirements under the provisions of Statement 123 were not required for immaterial items.

22.  STOCKHOLDERS' EQUITY
     --------------------

  On December 20, 1994, the Holding Company issued and sold 898,404 shares of common stock at $10 per share in its initial public offering, including 71,872 shares to the Bank's ESOP (see Note 19). The net proceeds to the Holding Company after recognizing approximately $619,000 of expenses and underwriting costs and $719,000 of employee compensation plans were approximately $7.7 million.

  The Holding Company used $5.9 million of the net proceeds to purchase all of the capital stock of the Bank and invest virtually all of the remaining proceeds in a short-term liquid deposit account (after loaning $719,000 to the Bank's ESOP).

  At the time of its conversion to a stock bank, the Bank established a liquidation account in an amount equal to its total retained earnings as of June 30, 1994. The liquidation account will be maintained for the benefit of eligible account holders who continue to maintain their accounts at the Bank after the conversion. The liquidation account will be reduced annually to the extent that eligible account holders reduce their qualifying deposits. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation, each eligible account holder will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualified balances for accounts then held.

  Subsequent to the conversion, the Bank may not declare or pay cash dividends on or repurchase any of its shares of common stock, if the effect would cause stockholders' equity to be reduced below the amount required for the liquidation account, applicable regulatory capital maintenance requirements, or if such declaration and payment would otherwise violate regulatory requirements.

  Unlike the Bank, the Company is not subject to these regulatory restrictions on payment of dividends to its stockholders. However, the source of future dividends may be dependent upon dividends from the Bank.

  The Company also has 2,000,000 shares of preferred stock with par value of $1 per share authorized but none issued or outstanding at December 31, 1995 and 1996.

23.    FINANCIAL INSTRUMENTS
       ---------------------

  The approximate stated and estimated fair value of financial instruments are summarized below (in thousands):


                                          1995                   1996
                                  ---------------------  ---------------------
                                   STATED    ESTIMATED    STATED    ESTIMATED
                                   AMOUNT    FAIR VALUE   AMOUNT    FAIR VALUE
                                  ---------  ----------  ---------  ----------
Financial assets:
    Cash                            $ 4,909     $ 4,909    $ 2,923     $ 2,923
    Certificates of deposit             196         196          -           -
    Loans receivable, net            73,010      84,991     78,207      89,613
    Federal Home Loan Bank stock        626         626        671         671
    Interest receivable                 414         414        378         378
                                    -------     -------    -------     -------
                                    $79,155     $91,136    $82,179     $93,585
                                    =======     =======    =======     =======
Financial liabilities:
       Deposits:
          Demand accounts           $25,354     $25,354    $26,223     $26,223
          Certificate accounts       57,857      58,321     59,465      59,632
       Advances from Federal
          Home Loan Bank              4,000       3,754      5,100       5,760
       Other liabilities                710         710        597         597
                                    -------     -------    -------     -------
                                    $87,921     $88,139    $91,385     $92,212
                                    =======     =======    =======     =======

  The Company had off-balance sheet financial commitments, which include approximately $1.3 and $2.1 million at December 31,1 995 and 1996, respectively, of commitments to originate and fund loans and unused consumer lines of credit. Since these commitments are based on current market rates, the commitment amount is considered to be a reasonable estimate of fair market value.

  Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" (SFAS 107), requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

     CASH - The carrying amount of such instruments is deemed to be a
     ----
     reasonable estimate of fair value.

     INVESTMENTS - Fair values for investment securities are based on quoted
     -----------
     market prices.

     LOANS - Fair values for loans held for investment are estimated by
     -----
     segregating the portfolio by type of loan and discounting scheduled cash flows using interest rates currently being offered for loans with similar terms, reduced by an estimate of credit losses inherent in the portfolio. A prepayment assumption is used as an estimate of the portion of loans that will be repaid prior to their scheduled maturity.

     FEDERAL HOME LOAN BANK STOCK - No ready market exists for this stock and
     ----------------------------
     it has no quoted market value. However, redemption of this stock has historically been at par value. Accordingly, the carrying amount is deemed to be a reasonable estimate of fair value.

     DEPOSITS - The fair values disclosed for demand deposits are, as required
     --------
     by SFAS 107, equal to the amounts payable on demand at the reporting date (i.e., their stated amounts). The fair value of certificates of deposit are estimated by discounting the amounts payable at the certificate rates using the rates currently offered for deposits of similar remaining maturities.

     ADVANCES FROM THE FHLB - The estimated fair value of advances from the
     ----------------------
     FHLB is based on discounting amounts payable at contractual rates using current market rates for advances with similar maturities.

     OTHER ASSETS AND OTHER LIABILITIES - Other assets represent accrued
     ----------------------------------
     interest receivable; other liabilities represent advances from borrowers for taxes and insurance and accrued interest payable. Since these financial instruments will typically be received or paid within three months, the carrying amounts of such instruments are deemed to be a reasonable estimate of fair value.

  Fair value estimates are made at a specific point of time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale the Company's entire holdings of a particular financial instrument. Because no active market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, current interest rates and prepayment trends, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in any of these assumptions used in calculating fair value also would affect significantly the estimates. Further, the fair value estimates were calculated as of December 31, 1995 and 1996. Changes in market interest rates and prepayment assumptions could change significantly the estimated fair value.

  Fair value estimates are based on existing on and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. For example, the Company has significant assets and liabilities that are not considered financial assets or liabilities including deposit franchise value, loan servicing portfolio, real estate, deferred tax liabilities, and office properties and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of these estimates.

24.  EMPLOYMENT AND CHANGE OF CONTROL AGREEMENTS
     -------------------------------------------

  The Bank and the Holding Company entered into an employment agreement with a certain key officer. The employment agreements provide for three-year terms. Commencing on the first anniversary date and continuing each anniversary date thereafter, the respective boards of directors may extend the agreements for an additional year so that the remaining terms shall be three years, unless written notice of termination of the agreement is given by the executive officer. The agreement provides for severance payments and other benefits in the event of involuntary termination of employment in connection with any change in control of the employers. Severance payments also will be provided on a similar basis in connection with voluntary termination of employment where, subsequent to a change in control, officers are assigned duties inconsistent with their positions, duties, responsibilities and status immediately prior to such change in control. The severance payments will equal
  2.99 times the executive officer's average annual compensation during the preceding five years. Such amount will be paid within five business days following the termination of employment, unless the officer elects to receive equal monthly installments over a three-year period. The employment agreements provide for termination by the Bank or the Holding Company for just cause at any time. The Company has not accrued any benefits under these postemployment agreements.

25.  DEPOSIT INSURANCE PREMIUMS
     --------------------------

  The Company recognized an expense for the year ending December 31,1996 for the one-time special SAIF assessment. The special assessment was approximately $534,000 and had a after tax impact on net income of approximately $331,000. The assessment was collected in late November and effective January 1, 1997, the Company began paying reduced premium assessments.

26.  CONDENSED PARENT COMPANY ONLY FINANCIAL STATEMENTS
     --------------------------------------------------

  The following condensed balance sheets as of December 31, 1995 and 1996, and condensed statement of cash flows for the period from December 20, 1994 to December 31, 1994, and for the years ended December 31, 1995 and 1996, for Twin City Bancorp, Inc. should be read in conjunction with the consolidated financial statements and the notes thereto. Condensed income statements for the years ended December 31, 1995 and 1996, has been included; however, a condensed income statement for the period from December 20, 1994 to December 31, 1994, has been omitted since no activity occurred during that same period.


                                                DECCEMBER 31,
PARENT COMPANY ONLY                       --------------------------
BALANCE SHEETS (IN THOUSANDS)                 1995           1996
------------------------------            -------------  -----------
Assets:
  Cash and due from banks                      $   297       $   133
  Securities available for sale                  1,038           525
  Loans receivable from ESOP                       646           575
  Equity in net assets of Bank                  12,850        13,491
  Interest receivable                               33            18
  Receivables from affiliate                       111             -
                                               -------       -------
   Total assets                                $14,975       $14,742
                                               =======       =======

Liabilities:
  Payables to affiliated company                $    -       $   522
  Accrued expenses and other liabilities            35            30
                                               -------       -------
   Total liabilities                                35           552
                                               -------       -------
Stockholders' equity:
  Common stock                                     899           854
  Paid-in capital                                7,458         7,053
  Retained earnings                              6,575         6,283
  Net unrealized gain on securities
   available for sale                                8             -
                                               -------       -------
   Total stockholders' equity                   14,940        14,190
                                               -------       -------
   Total liabilities and
     stockholders' equity                      $14,975       $14,742
                                               =======       =======



                                           YEAR ENDING DECCEMBER 31,
PARENT COMPANY ONLY                       --------------------------
STATEMENTS OF INCOME (IN THOUSANDS)           1995           1996
----------------------------------        -------------  -----------

  Equity in earnings of Bank                   $ 1,057       $   641
  Interest income                                  108            53
  Noninterest expenses                             (99)          (45)
  Income tax expense                                (3)           (3)
                                               -------       -------
   Net income                                  $ 1,063       $   646
                                               =======       =======

The Bank Subsidiary has not paid any cash dividends to the parent company for the years ending December 31, 1995 and 1996.

                                             PERIOD FROM
                                            DECEMBER 20,
                                               1994 TO
                                            DECEMBER 31,  YEARS ENDING DECEMBER 31,
PARENT COMPANY ONLY                       -------------  ---------------------------
STATEMENTS OF CASH FLOWS (IN THOUSANDS)       1994           1995           1996
----------------------------------------  -------------  -------------  ------------
Operating activities:
         Net income                       $          -        $ 1,063         $ 646
         Equity earnings of Bank                     -         (1,057)         (641)
         (Increase) decrease  in
          interest receivable                        -            (33)           15
         Increase in accrued expenses                -             30             -
                                               -------        -------         -----
          Net cash provided by
           operating activities                      -              3            20
                                               -------        -------         -----
Investing activities:
         Maturities (purchases) of
          investment securities                      -         (1,025)          500
         Repayments from (advances to)
          subsidiary                                 -           (111)          111
         Repayment of ESOP loan                      -             73            71
         Loan to ESOP                             (719)             -             -
         Purchase of capital stock of Bank      (5,950)             -             -
                                               -------        -------         -----
          Net cash provided (used) by
           investing activities                 (6,669)        (1,063)          682
                                               -------        -------         -----
Financing activities:
         Dividends paid                              -           (331)         (644)
         Payment of stock conversion costs           -           (627)            -
         Purchase of treasury stock                  -              -          (744)
         Net advances from subsidiary                -              -           522
         Proceeds from issuance of common
          stock                                  8,984              -             -
          Net cash provided (used) by
           financing activities                  8,984           (958)         (866)
                                               -------        -------         -----
Net increase (decrease) in cash                  2,315         (2,018)         (164)
Cash at beginning of period                          -          2,315           297
                                               -------        -------         -----
Cash at end of period                          $ 2,315        $   297         $ 133
                                               =======        =======         =====