Form 10KSB40, Exhibit 13
period 1997-12-31
TWIN CITY BANCORP INC
filed 1998-03-31
CIK 930373

                                                                      EXHIBIT 13

                            MARKET FOR COMMON STOCK
                        AND RELATED STOCKHOLDER MATTERS

     The Company's common stock was first quoted and began trading on the NASDAQ Small Cap Market System on January 4, 1995, under the symbol "TWIN." As of March 6, 1998, there were 1,261,027 shares of the common stock outstanding. The approximate number of record holders of the Company's common stock as of that date was 480.

     Quarterly stock prices and dividends declared and paid are shown in the
table below.   These quotations reflect inter-dealer prices without retail markup, markdown, or commission and a three-for-two stock split in the form of a 50% stock dividend paid on September 8, 1997.

1997                    First   Second    Third   Fourth    Year
----                   -------  -------  -------  -------  -------

  High                  $12.67   $13.18   $13.88   $15.50   $15.50
  Low                   $11.67   $12.00   $12.83   $13.50   $11.67
  Dividend Declared
  & Paid per Share      $ 0.11   $ 0.11   $ 0.11   $ 0.10   $ 0.43

1996
----

  High                  $12.17   $11.50   $11.67   $12.00   $12.19
  Low                   $11.17   $10.67   $10.83   $11.25   $10.67
  Dividend Declared
  & Paid per Share      $ 0.10   $ 0.21   $ 0.11   $ 0.11   $ 0.52


     The payment of dividends on the Common Stock is subject to determination and declaration by the Board of Directors of the Company. The Board of Directors has adopted a policy of paying quarterly cash dividends on the Common Stock, which commenced following the first full fiscal quarter following the Conversion. The payment of future dividends will be subject to the requirements of applicable law and the determination by the Board of Directors of the Company that the net income, capital and financial condition of the Company and the Bank, thrift industry trends and general economic conditions justify the payment of dividends, and there can be no assurance that dividends will be paid or, if paid, will continue to be paid in the future. Under Tennessee law, dividends may be paid upon determination that following payment of the dividend the Company would be able to pay its debts in the ordinary course of business and the Company's assets would exceed its liabilities. For additional information, see
Note 21 of the Notes to Consolidated Financial Statements herein.

                SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

     The following summary of selected consolidated financial information and other data does not purport to be complete and is qualified in its entirety by reference to the detailed information and consolidated financial statements and accompanying notes appearing elsewhere in this annual report. For additional information, see the consolidated financial statements and related notes appearing elsewhere herein.

SELECTED FINANCIAL CONDITION DATA

                                                    At December 31,
                                    -----------------------------------------------
                                      1993      1994      1995     1996      1997
                                    --------  --------  --------  --------  --------
                                                    (In thousands)
Total amount of:
  Assets..........................   $93,111   $99,851  $102,551  $105,041  $108,687
  Loans receivable, net...........    67,350    72,734    73,010    78,207    77,680
  Cash and investment securities..    14,948    15,991    14,501    11,277    10,604
  Mortgage-backed securities......     6,822     7,547    11,464    11,649    15,248
  Savings accounts................    81,470    79,700    83,211    85,689    92,320
  FHLB advances...................     5,600     5,600     4,000     5,100     1,000
  Total equity - substantially
    restricted....................     5,054    13,489    14,258    13,385    14,011
Number of:
  Real estate loans outstanding...     2,671     2,296     2,329     2,314     2,282
  Deposit accounts................     8,141     8,390     8,716     8,939     9,482
  Offices open....................         3         3         3         3         3

SELECTED OPERATIONS DATA

                                                           At December 31,
                                          -----------------------------------------------
                                            1993      1994      1995     1996      1997
                                          --------  --------  -------  --------  --------
                                                          (In thousands)
Interest income..........................   $6,172    $6,266    $7,677   $8,084    $8,264
Interest expense.........................    3,422     3,414     3,905    4,063     4,261
Net interest income......................    2,750     2,852     3,772    4,021     4,003
Provision for loan losses................       99        10        16      422       165
Non-interest income......................      641       842       864      740       739
Non-interest expense.....................    2,057     2,473     2,906    3,303     2,794
Income before taxes and cumulative
  effect adjustment......................    1,235     1,211     1,714    1,036     1,783
Income tax expense.......................      494       422       651      390       705
Cumulative effect  of accounting change..      (18)       --        --       --        --
                                            ------    ------    ------   ------    ------
Net income...............................   $  723    $  789    $1,063   $  646    $1,078
                                            ======    ======    ======   ======    ======

SELECTED RATIOS


                                                                At or for the
                                                            Year Ended December 31,
                                                       ---------------------------------
                                                        1995         1996         1997
                                                      ---------    ---------   ---------
Performance Ratios:
  Return on assets (ratio of net
    income to average total assets)..................    1.06%       0.62%         1.01%
  Return on equity (ratio of net
    income to average equity)........................    7.67%       4.69%         7.85%
  Ratio of noninterest equity to
    average total assets.............................   13.77%      13.25%        12.85%
  Ratio of noninterest expense to average
    total assets.....................................    2.89%       3.18%         2.61%
  Interest rate spread (average yield on interest-
    earning assets less average cost of interest-
    bearing liabilities).............................    3.39%       3.53%         3.48%
  Net interest margin (ratio of net interest income
    to average interest earning assets)..............    3.93%       4.05%         3.95%

Asset Quality Ratios:
  Ratio of nonperforming loans
   to total loans (1)................................    0.07%       0.16%         0.02%
  Ratio of allowance for loan losses
    to nonperforming loans (1).......................  348.08%     261.60%       961.54%
  Ratio of nonperforming assets
    to total assets (2)..............................    0.41%       0.43%         0.09%
  Ratio of allowances for losses
    to nonperforming assets (2)......................   48.92%     100.62%       121.36%
  Ratio of net charge-offs
    to average loans outstanding.....................    0.09%       0.36%         0.48%

---------------------
(1) Nonperforming loans represents accruing loans which are contractually past due 90 days or more.
(2) Nonperforming assets represents property acquired by the Bank through foreclosure or repossession or accounted for as an in-substance foreclosure at its net realizable value plus nonperforming loans.

REGULATORY CAPITAL COMPLIANCE

        At December 31, 1997, the Bank substantially exceeded all regulatory minimum capital requirements. The table below presents certain information relating to the Company's stockholders' equity and the Bank's regulatory capital at that date.

                                                       Percent  of
                                            Amount     Assets  (1)
                                          -----------  -----------
                                           (Dollars in thousands)
Company:
  Stockholders' Equity, as reported in
  Consolidated Financial Statements.....      $14,011       12.89%
                                              =======       =====

Bank:
  Tangible Capital......................      $12,325       11.33%
  Tangible Capital Requirement..........        1,631        1.50
                                              -------       -----
     Excess.............................      $10,694        9.83%
                                              =======       =====

  Core Capital..........................      $12,325       11.33%
  Core Capital Requirement..............        3,262        3.00
                                              -------       -----
     Excess.............................      $ 9,063        8.33%
                                              =======       =====

  Total Capital.........................      $12,450       20.61%
  Risk-Based Capital Requirement........        4,833        8.00
                                              -------       -----
     Excess.............................      $ 7,617       12.61%
                                              =======       =====

---------------------------
(1) Based on total assets for purpose of stockholders' equity, adjusted total assets for purposes of the tangible capital and core capital requirements, and risk-weighted assets for purpose of the risk-based capital requirement.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
GENERAL

     The earnings of the Company and the Bank depend primarily on the Bank's level of net interest income, which is the difference between interest earned on the Bank's interest earning assets, consisting primarily of mortgage loans, mortgage-backed securities, interest-bearing deposits at other institutions, investment securities and other investments, and the interest paid on interest bearing liabilities which have consisted primarily of savings deposits and FHLB advances. Net interest income is a function of the Bank's interest rate spread, which is the difference between the average yield on interest earning assets and the average rate paid on interest bearing liabilities, as well as a function of the average balance of interest earning assets as compared to interest bearing liabilities. During 1997, the Company's net interest income decreased as a result of an increase in the average cost of interest bearing liabilities due to an increase in the average rates paid on deposits and borrowings. The Bank's earnings are also affected by its level of noninterest income including primarily service fees and charges, and noninterest expense, including primarily compensation and employee benefits, occupancy and equipment expenses and federal deposit insurance premiums. Earnings of the Bank also are affected significantly by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities, which events are beyond the control of the Bank.

COMPARISON OF FINANCIAL CONDITION AT DECEMBER 31, 1997 AND 1996

     The Company's total consolidated assets grew by $3.7 million or 3.5% to $108.7 million at December 31, 1997 from $105.0 million at December 31, 1996. The Company has carefully monitored its growth through recent years and continues to subscribe to a controlled growth philosophy. The composition of the Company's balance sheet has been affected by market conditions during 1997. Net loans receivable decreased $473,000, or 0.6%, in 1997 due to a general increase in the prevailing interest rates in the first two quarters of the year while the last two quarters saw a general decrease in the prevailing interest rates the Company could offer.

     The Company, in recent years, has promoted home equity consumer lending, being primarily competitive in real estate equity lending. At December 31, 1997, the Company had consumer loans, consisting primarily of home equity loans, of $27.2 million, a $1.1 million increase from the balance of $26.1 million at December 31, 1996. The Company's nonresidential real estate lending increased during 1997, and at December 31, 1997, $5.9 million, or 7.4%, of the total portfolio was represented by these type loans. Nonresidential real estate loans amounted to 7.4%, and 5.5% at December 31, 1997 and 1996, respectively. The Company and Bank do not solicit nonresidential real estate lending. In recent years, the Company has also increased its emphasis on automobile lending in order to benefit from the relatively higher yields and shorter maturities of these loans as compared to long term fixed rate mortgage loans. At December 31, 1997 and 1996, the Company had automobile loans totaling $4.7 million and $6.7 million, respectively. Because of the increased activity in automobile loans, which bear greater risk than single family mortgage lending, the Company has experienced proportionate increases in loan losses, and during 1997 the Company recognized provisions for loan losses of $165,000 to replenish the loan loss reserve levels from charge-offs during 1997, and to reflect the increased risk in the loan portfolio taken as a whole. At December 31, 1997, loan loss reserves amounted to $125,000, or 9.62% of nonperforming loans. For discussion of provisions for loan losses, see "Comparison of Results of Operations for the Years Ended December 31, 1997, 1996 and 1995 -- Provisions for Loan Losses" included herein.

     Funds not invested in loans were invested in other interest earning assets to create the Company's investment portfolio. The most liquid assets are the funds invested in FHLB overnight, federal funds and short term certificates of deposit. These liquid assets increased $3.3 million during the year ended
December 31, 1997.   Investment securities as of December 31, 1997, totaled $4.0 million compared with $8.4 million at December 31, 1996. The decrease at December 31, 1997 was a result of the Company moving investments into higher yielding mortgage-backed securities. Mortgage-backed securities as of December 31, 1997 totaled $15.2 million compared with $11.6 million at December 31, 1996. At December 31, 1997, unrealized gains on securities available-for-sale, amounted to $103,000.

     Real estate acquired in settlement of loans (net of allowance for losses and accumulated depreciation) decreased by approximately $144,000 at December 31, 1997 from December 31, 1996 as a result of the sale of the Company's commercial office building in Knoxville, Tennessee for a gross sales price of $250,000, and accordingly, the Company recognized a gain on the sale of the building of approximately $17,000.

     Deposit comparisons show a $6.6 million, or 7.7%, increase in deposits in the year ended December 31, 1997, as the Company more actively solicited new
deposit accounts during 1997.   From time to time supplemental cash in addition
to regular cash flows has been obtained from the FHLB of Cincinnati in the form of cash management advances, and at December 31, 1997, the Company owed $1.0 million to the FHLB of Cincinnati.

     Stockholders' equity increased $626,000 during fiscal 1997. In 1997, the Company earned $1.1 million of net income while paying cash dividends of $501,000. As a component of stockholders' equity, the Company recorded, net of income taxes, $103,000 of unrealized gains on securities classified as available-for-sale, bringing the balance of unrealized gains on securities available-for-sale to $63,000. The Company recognized an expense of approximately $72,000 for cost of shares allocated to employees under the Company's ESOP, leaving unearned compensation of $503,000. Purchases for the MRP amounted to $159,000 while an expense of approximately $123,000 was recognized for 1997 leaving unearned compensation of $307,000. The Company also purchased and retired 11,670 shares of stock costing approximately $158,000.

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

     Interest Income. The dollar amount of interest income from all sources totaled $8.3 million, $8.1 million and $7.7 million for years 1997, 1996, and 1995, respectively. The average yield on interest earning assets increased to 8.15% for 1997, compared with 8.14% for 1996 and 7.99% for 1995. The Company attributes the increase in 1997 to the increases experienced in the average yields on the Company's investment and mortgage-backed security portfolio. With the rising interest rate market condition that took place in 1995, the Company's adjustable rate mortgage portfolio and other investments enhanced interest income, as evidenced by the increase in 1995, coupled with an increase in the average volume of mortgage-backed securities and the average yield on mortgage-backed securities. In 1996, the Company continued to experience an increase in its average yield on loans receivable as the Company's portfolio of adjustable rate loans continued to adjust toward prevailing market interest rates while there was an increase in the average volume of mortgage-backed securities. The average volume of interest earning assets increased to $101.4 million in 1997, compared with $99.3 million in 1996 and $96.0 million in 1995.

     Interest Expense. Interest expense totaled $4.3 million, $4.1 million and $3.9 million for the years 1997, 1996 and 1995, respectively. The Company attributes the increase in interest expense to an increase in the average volume of interest bearing liabilities coupled with an increase in the average cost of interest bearing liabilities. An increase in the average balance of interest bearing liabilities increased interest expense in 1996, and rising interest
rates attributed to the increased interest expense in 1995.   The average
interest rate paid increased to 4.67% in 1997, compared with 4.61% in 1996 and 4.60% in 1995 . The average volume of interest bearing liabilities increased to $91.2 million in 1997, compared with $88.1 million in 1996 and $84.8 million in 1995.

     Net Interest Income. Net interest income amounted to $4.0 million, $4.0 million and $3.8 million in 1997, 1996 and 1995, respectively. The Company's interest rate spread decreased to 3.48% in 1997, compared with 3.53% in 1996 and 3.39% in 1995. The Company attributes the decrease in the interest rate spread in 1997 to the increase experienced in the average cost of interest bearing liabilities over the increased experience in the average yield of interest earning assets. The increase in 1996 was a result of the Company's high concentration of adjustable rate loans and adjustable rate mortgage-backed securities which are adjusted annually according to prevailing market interest rates. The Bank also originated approximately $6.8 million of adjustable rate loans in 1995 at initially discounted interest rates which adjusted toward prevailing market interest rates in 1996.

     Provisions for Loan Losses. Provisions for loan losses are charged to income to bring the total allowance to a level considered adequate by management to provide for losses based on prior loss experience, volume and type of lending conducted by the Company, industry standards and past due loans in the Company's portfolio. Management also considers general economic conditions and other factors relating to the collectibility of the Company's loan portfolio. These provisions were made based on management's analysis of the various factors which affect the loan portfolio and management's desire to hold the allowance at a level considered adequate to provide for losses. Management performed a detailed analysis of the Company's loan portfolio, including reviews of the Company's write off history and an analysis of the Company's allowance for losses as compared with industry and peer averages. The provision for loan losses amounted to $165,000, $422,000 and $16,000 for the years 1997, 1996 and 1995, respectively. The provision for loan losses during 1997 was determined to be necessary by management to replenish the allowance for loan losses from charge-offs in 1997 and to bring the allowance to a level considered appropriate by management. The provision for losses during 1996 was determined to be necessary by management to replenish the allowance for loan losses from charge-offs during 1996, to reflect the increase in nonperforming loans, and to reflect the increased risk in the loan portfolio taken as a whole. For discussion of loans and loan loss reserves, see "Comparison of Financial Condition at December 31, 1997 and 1996," included herein. At December 31, 1997, the allowance for possible loan losses represented 962% of total loans past due more than 90 days. While management believes the allowance for possible losses at December 31, 1997 was adequate to cover all losses inherent in the Bank's portfolio, there can be no assurance that in the future further increases in the allowance will not be necessary.

     Non-interest Income. Noninterest income amounted to $739,000 for 1997, compared with $740,000 for 1996 and $864,000 for 1995. The largest component of other income is loan fees and service charges, which totaled $323,000, $326,000 and $374,000 for 1997, 1996 and 1995, respectively, including fees for servicing the Company's substantial portfolio of loans previously sold to investors. The other major component of other income is gains recognized on the sale of loans and securities. The Company regularly sells the majority of its fixed rate mortgage loans to the FHLMC. The Company realized gains on loan sales of $233,000, $151,000 and $165,000 in 1997, 1996 and 1995, respectively. The
Company's adoption of SFAS No. 122 "Accounting for Mortgage Servicing Rights" in 1995 resulted in additional gains on the sale of mortgage loans of approximately $252,000 in 1997, $192,000 in 1996 and $153,000 in 1995. In

1997, 1996 and 1995 the Company had gains on sale of securities (principally mortgage-backed securities) of $53,000, $2,000 and $30,000, respectively. These gains were achieved principally due to the favorable interest rate environment and reflect sales undertaken in an effort to restructure the maturity and interest rates (adjustable versus fixed) of the portfolio. Income from the rental of real estate amounted to $39,000, $137,000 and $170,000 for 1997, 1996 and 1995, respectively. The decrease from 1995 to 1996 was the result of the loss of a major tenant at the Company's commercial office building held as rental real estate located in Knoxville, Tennessee. The Company managed the building until it was sold on February 28, 1997.

     Non-interest Expense. Non-interest expense was 2.61% of average assets in 1997, compared with 3.18% in 1996 and 2.89% in 1995. It amounted to $2.8 million, $3.3 million and $2.9 million for 1997, 1996 and 1995, respectively. Compensation and employee benefits increased to $1.7 million in 1997, compared with $1.4 million in 1996 and $1.5 million in 1995. Provision for real estate losses decreased to $10,000 in 1997, compared with $77,000 in 1996 and $110,000 in 1997. The provisions were considered necessary by management due to the loss of a tenant and available market resale value at the Company's commercial office building then held as rental real estate located in Knoxville, Tennessee. Other expenses were $546,000 in 1997, $630,000 in 1996 and $742,000 million in 1995.
The primary decrease in non-interest expense for the year ended December 31, 1997 compared with the year ended December 31, 1996 was in deposit insurance premiums. Deposit insurance premiums amounted to $57,000, $716,000 and $189,000 for 1997, 1996 and 1995, respectively. During 1996, the Company recorded a liability and paid for the one-time special assessment levied by the omnibus appropriation bill to recapitalize the Savings Association Insurance Fund (SAIF) and resolve the Bank Insurance Fund (BIF) / SAIF disparity in the amount of $534,000 with an after tax impact on net income of approximately $332,000. Effective January 1, 1997, the Company began paying reduced premium assessments in accordance with the BIF / SAIF legislation.

     Income Taxes. Income tax expense amounted to $705,000, $390,000 and $651,000 for 1997, 1996 and 1995, respectively. Income tax for the periods is affected by the amount of pre-tax income at the then effective tax rates.

ASSET / LIABILITY MANAGEMENT

     Net interest income, the primary component of the Company's net income, is derived from the difference, or "spread," between the yield on interest earning assets and the cost of interest bearing liabilities. The Company has sought to reduce its exposure to changes in interest rates by matching more closely the effective maturities or repricing characteristics of its interest earning assets and interest bearing liabilities. The matching of the Company's assets and liabilities may be analyzed by examining the extent to which its assets and liabilities are interest rate sensitive and by monitoring the expected effects of interest rate changes on an institution's net portfolio value.

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

     The OTS requires the Bank to measure its interest rate risk by computing estimated changes in the net present value of its cash flows from assets, liabilities and off-balance sheet items (NPV) in the event of a range of assumed changes in market interest rates. These computations estimate the effect on the Bank's NPV of sudden and sustained 1% to 4% increases and decreases in market interest rates. The Board of Directors has adopted an interest rate risk policy which establishes maximum decreases in the Bank's estimated NPV of 20%, 40%, 60% and 80% in the event of

1%, 2%, 3% and 4% increases and decreases in market interest rates, respectively. At December 31, 1997, based on information provided by the OTS, it was estimated that the Bank's NPV would decrease 4%, 11%, 19% and 29% in the event of 1%, 2%, 3% and 4% increases in market interest rates, respectively and possibly increase in the event of decreases in market interest rates. These calculations indicate that the Bank's net portfolio value could be adversely affected by increases in interest rates but could be favorably affected by decreases in interest rates. These calculations indicate that the Bank would not be deemed to have more than a normal level of interest rate risk under applicable regulatory capital requirements. Changes in interest rates also may affect the Bank's net interest income, with increases in rates expected to decrease income and decreases in rates expected to increase income, as the Bank's interest bearing liabilities would be expected to mature or reprice more quickly than the Bank's interest earning assets.

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

AVERAGE BALANCE, INTEREST AND AVERAGE YIELDS AND RATES

     The following table sets forth certain information relating to the Company's average interest earning assets and interest bearing liabilities and reflects the average yield on assets and the average cost of liabilities for the periods and at the date indicated. Such yields and costs are derived by dividing income or expense by the average monthly balance of assets or liabilities, respectively, for the periods indicated.

     The table also presents information for the periods indicated and at December 31, 1997 with respect to the difference between the weighted average yield earned on interest earning assets and the weighted average rate paid on interest bearing liabilities, or "interest rate spread," which savings institutions have traditionally used as an indicator of profitability. Another indicator of an institution's net interest income is its "net yield on interest earning assets," which is its net interest income divided by the average balance of interest earning assets. Net interest income is affected by the interest rate spread and by the relative amounts of interest earning assets and interest bearing liabilities. When interest earning assets approximate or exceed interest bearing liabilities, any positive interest rate spread will generate net interest income.

                                                               Year Ended December 31,
                             ---------------------------------------------------------------------------------------------
                                         1995                          1996                            1997
                             ----------------------------  ----------------------------  ---------------------------------
                                                 Average                       Average                            Average
                             Average              Yield /   Average             Yield /   Average                  Yield /
                             Balance   Interest    Cost    Balance   Interest    Cost     Balance     Interest      Cost
                             --------  --------  --------  --------  --------  --------  ---------  ------------  --------

Interest earning assets:
  Loans receivable.........  $ 73,505    $6,257     8.51%  $ 75,663    $6,631     8.76%  $ 77,175         $6,731     8.72%
  Investment securities....     9,494       558     5.88      9,414       567     6.02      7,295            461     6.32
  Mortgage-backed
   securities..............     9,925       668     6.74     11,677       760     6.51     13,251            895     6.75
  Short-term investments
   and other
    interest earning assets     3,117       194     6.22      2,546       126     4.95      3,711            177     4.77
                             --------    ------     ----   --------    ------     ----   --------         ------     ----
     Total interest
      earning assets.......    96,041     7,677     7.99     99,300     8,084     8.14    101,432          8,264     8.15
                                         ------     ----               ------     ----                    ------     ----
Non-interest earning assets     4,606                         4,583                         5,479
                             --------                      --------                      --------
    Total assets...........  $100,647                      $103,883                      $106,911
                             ========                      ========                      ========

Interest-bearing
 liabilities:
  Deposits.................  $ 80,441    $3,677     4.57   $ 83,817    $3,846     4.59   $ 89,170         $4,158     4.66%
  Borrowings...............     4,383       228     5.22      4,325       217     5.02      2,017            103     5.11
                             --------    ------     ----   --------    ------     ----   --------         ------     ----
  Total interest bearing
   liabilities.............    84,824     3,905     4.60     88,142     4,063     4.61     91,187          4,261     4.67
                                         ------     ----               ------     ----                    ------     ----
Non-interest bearing
 liabilities...............     1,962                         1,975                         1,989
                             --------                      --------                      --------
    Total liabilities......    86,786                        90,117                        93,176
Total equity...............    13,861                        13,766                        13,735
                             --------                      --------                      --------
    Total liabilities and
     equity................  $100,647                      $103,883                      $106,911
                             ========                      ========                      ========
Net interest income........              $3,772                        $4,021                             $4,003
                                         ======                        ======                             ======
Interest rate spread.......                         3.39%                         3.53%                              3.48%
                                                    ====                          ====                               ====
Net interest margin                                 3.93%                         4.05%
                                                    ====                          ====

                               At December 31,
                                   1997
                          ----------------------
                                        Average
                                         Yield /
                            Balance       Cost
                          ------------  --------

Interest earning assets:
  Loans receivable.........   $ 77,680     8.67%
  Investment securities....      4,004     5.65
  Mortgage-backed
   securities..............     15,248     7.07
  Short-term investments
   and other
    interest earning assets      6,037     5.25
                              --------    -----
     Total interest
      earning assets.......    102,969     8.12
                                          -----
Non-interest earning assets      5,718
                              --------
    Total assets...........   $108,687
                              ========

Interest-bearing
 liabilities:
  Deposits.................   $ 92,320     4.71%
  Borrowings...............      1,000     5.25
                              --------    -----
  Total interest bearing
   liabilities.............     93,320     4.72
                                          -----
Non-interest bearing
 liabilities...............      1,356
                              --------
    Total liabilities......     94,676
Total equity...............     14,011
                              --------
    Total liabilities and
     equity................   $108,687
                              ========
Net interest income........

Interest rate spread.......                3.40%
                                          =====
Net interest margin                        3.95%
                                          =====

RATE / VOLUME ANALYSIS

     The table below sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest-earning asset and interest bearing liability, information is provided on changes attributable to: (i) changes in volume (changes in volume multiplied by old rate), (ii) changes in rate (changes in rate multiplied by old volume) and (iii) changes in rate-volume (changes in rate multiplied by the changes in volume).



                                     Year Ended December 31,
                                     -------------------------
                                            1995        vs.        1996              1996         vs.       1997
                                     ----------------------------------------  ----------------------------------------
                                                Increase (Decrease)                      Increase (Decrease)
                                                      Due to                                     Due to
                                     ----------------------------------------  ----------------------------------------
                                                             Rate /                                     Rate /
                                      Volume      Rate       Volume    Total     Volume      Rate       Volume   Total
                                     ---------  ---------  ----------  ------  ---------  ---------  ----------  ------
                                                                          (In thousands)
Interest income:
  Loans portfolio..................    $ 453       $(204)      $ 125    $ 374     $ 132     $ (30)       $ (2)    $ 100
  Mortgage-backed securities.......       13          (5)         84       92       102        28           5       135
  Investment securities............      (60)          9          60        9      (128)       28          (6)     (106)
  Other interest earning assets....     (103)          3          32      (68)       58        (5)         (2)       51
                                       -----       -----       -----    -----     -----     -----        ----     -----
    Total interest earning assets..      303        (197)        301      407       164        21          (5)      180
                                       -----       -----       -----    -----     -----     -----        ----     -----

Interest expense:
  Savings deposits.................      116         (67)        120      169       246        59           7       312
  FHLB advances....................       56          22         (89)     (11)     (116)        4          (2)     (114)
                                       -----       -----       -----    -----     -----     -----        ----     -----
    Total interest bearing
      liabilities..................      172         (45)         31      158       130        63           5       198
                                       -----       -----       -----    -----     -----     -----        ----     -----

Change in net interest income......    $ 131       $(152)      $ 270    $ 249     $  34     $ (42)       $(10)    $ (18)
                                       =====       =====       =====    =====     =====     =====        ====     =====


LIQUIDITY AND CAPITAL RESOURCES

     The Company currently has no business other than that of the Bank. The Bank is required to maintain minimum levels of liquid assets as defined by OTS regulations. This requirement, which varies from time to time (between 4% and 10%) depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short term borrowings. At December 31, 1997, the required ratio was 4.0%. The Bank's liquidity ratio averaged 19.5% during the month of December 1997. Management of the Bank seeks to maintain a relatively high level of liquidity in order to retain flexibility in terms of investment opportunities and deposit pricing. The Bank adjusts its liquidity levels in order to meet funding needs of deposit outflows, payment of real estate taxes on mortgage loans, repayment of borrowings and loan commitments. The Bank also adjusts liquidity as appropriate to meet its asset and liability management objectives.

     The Bank's primary sources of funds are deposits, amortization and prepayment of loans and mortgage-backed securities, maturities of investment securities and other investments, earnings and funds provided from operations and advances from the FHLB of Cincinnati. While scheduled principal repayments on loans and mortgage-backed securities are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions, competition and other factors. The Bank manages the pricing of its deposits to maintain a desired deposit balance. In addition, the Bank invests in short term interest earning assets, which provide liquidity to meet lending requirements.

     The primary investing activity of the Bank is the origination and purchase of mortgage loans. During the years ended December 31, 1997, 1996 and 1995, the Bank originated and purchased loans in the amounts of $47.7 million, $44.8 million and $31.0 million, respectively. Other investing activities include the purchase of securities, which totaled $9.2 million, $5.5 million and $9.0 million during the years ended December 31, 1997, 1996 and 1995, respectively. These activities were funded primarily by principal repayments on loans, mortgage-backed securities and other investment securities and the sale of loans to FHLMC.

     At December 31, 1997, savings certificates amounted to $60.3 million, or 65%, of the Bank's total deposits, including $43.6 million which were scheduled to mature in one year or less. Historically, the Bank has been able to retain a significant amount of its deposits as they mature. Management of the Bank believes it has adequate resources to fund all loan commitments by savings deposits and FHLB of Cincinnati advances and sale of mortgage loans and that it can adjust the offering rates of savings certificates to retain deposits in changing interest rate environments.

     For additional information about cash flows from the Bank's operating, financing and investing activities, see the Consolidated Financial Statements elsewhere herein.

     At December 31, 1997, the Bank exceeded all regulatory minimum capital requirements. The proceeds from the Conversion substantially increased the Bank's capitalization. For additional information, see "Selected Consolidated Financial and Other Data -- Regulatory Capital Compliance" and Note 16 of the Notes to Consolidated Financial Statements herein.

     The Bank had $455,000 in outstanding loan commitments at December 31, 1997. The Bank expects to fund its loan originations through principal and interest payments on loans and mortgage-backed securities, proceeds from investment and other securities as maturities occur, and to the extent necessary, borrowed funds. Management expects that funds provided from these sources will be adequate to meet the Bank's needs.

POSSIBLE YEAR 2000 COMPUTER PROGRAM PROBLEMS

     A great deal of information has been disseminated about the global computer crash that may occur in the year 2000. Many computer programs that can only distinguish the final two digits of the year entered (a common programming practice in earlier years) are expected to read entries for the year 2000 as the year 1900 and compute payment, interest or delinquency based on the wrong date or are expected to be unable to compute payment, interest or delinquency. Rapid and accurate data processing is essential to the operations of the Bank. Data processing is also essential to most other financial institutions and other companies.

     All of the significant data processing of the Bank that could be affected by this problem is provided by a third party service bureau. The service bureau of the Bank has advised the Bank that it expects to resolve this potential problem before the year 2000. However, if the service bureau is unable to resolve this potential problem in time, the Bank would likely experience significant data processing delays, mistakes or failures. These delays, mistakes or failures could have a material adverse impact on the financial condition and results of operation of the Bank.

     The Bank is actively monitoring the Year 2000 issues to ensure that all data processing applications are promptly converted to allow for Year 2000 processing.

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

                            TWIN CITY BANCORP, INC.
                                AND SUBSIDIARIES

                   Index to Consolidated Financial Statements



Independent Auditors' Report                                               20

Consolidated Balance Sheets as of December 31, 1996 and 1997               21

Consolidated Statements of Income for the Years Ended December 31,
1995, 1996 and 1997                                                        22

Consolidated Statements of Stockholders' Equity for the Years Ended
December 31, 1995, 1996 and 1997                                           23

Consolidated Statements of Cash Flows for the Years Ended
December 31, 1995, 1996 and 1997                                           25

Notes to Consolidated Financial Statements                                 27

              [LETTERHEAD OF CRISP HUGHES EVANS LLP APPEARS HERE]


                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


Board of Directors
Twin City Bancorp, Inc. and Subsidiaries
Bristol, Tennessee

We have audited the accompanying consolidated balance sheets of Twin City Bancorp, Inc. and Subsidiaries (the "Company") as of December 31, 1996 and 1997 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three year period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1996 and 1997, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          /s/ Crisp Hughes Evans LLP

Asheville, North Carolina
February 4, 1998

                            TWIN CITY BANCORP, INC.
                                AND SUBSIDIARIES

                          Consolidated Balance Sheets
                       (in thousands, except share data)


                                               DECEMBER 31,
                                          ----------------------
                 ASSETS                      1996        1997
----------------------------------------  ----------  ----------
Cash and due from banks                    $    920    $  1,283
Interest-earning deposits                     2,003       5,317
Investment securities:
 Available for sale (amortized cost of
  $8,351 in 1996 and
  $4,000 in 1997)                             8,354       4,004
Loans receivable, net                        78,177      77,171
Loans held for sale                              30         509
Mortgage-backed securities:
 Available for sale (amortized cost of
  $11,716 in 1996 and
  $15,149 in 1997)                           11,649      15,248
Premises and equipment, net                   1,767       3,049
Real estate                                     233          89
Federal Home Loan Bank stock                    671         720
Interest receivable                             378         288
Other                                           859       1,009
                                           --------    --------
   Total assets                            $105,041    $108,687
                                           ========    ========

 LIABILITIES AND STOCKHOLDERS' EQUITY
----------------------------------------

Deposits                                   $ 85,689    $ 92,320
Federal Home Loan Bank advances               5,100       1,000
Advance payments by borrowers for taxes
 and insurance                                  282         187
Accrued expenses and other liabilities          313         288
Current income taxes                              -         256
Deferred income taxes                           272         625
                                           --------    --------
   Total liabilities                         91,656      94,676
                                           --------    --------
Stockholders' equity:
 Common stock ($1 par value, 8,000,000
  shares authorized; 853,484 and
  1,268,527 shares issued and outstanding
  at December 31,1996 and 1997,
  respectively)                                 854       1,269
 Paid-in capital                              7,134       7,133
 Retained earnings, substantially
  restricted                                  6,283       6,356
 Unearned compensation:
  Employee stock ownership plan                (575)       (503)
  Management recognition plan                  (271)       (307)
 Net unrealized gains (losses) on
  securities available for sale,
  net of income tax                             (40)         63
                                           --------    --------
   Total stockholders' equity                13,385      14,011
                                           --------    --------
   Total liabilities and stockholders'
    equity                                 $105,041    $108,687
                                           ========    ========

  The accompanying notes are an integral part of these consolidated financial statements.

                            TWIN CITY BANCORP, INC.
                                AND SUBSIDIARIES

                       Consolidated Statements of Income
                     (in thousands, except per share data)




                                               YEARS ENDING DECEMBER 31,
                                              ----------------------------
                                                1995      1996      1997
                                              --------  --------  --------
Interest income:
   Loans                                       $6,257    $6,631    $6,731
   Mortgage-backed securities                     668       760       895
   Investment securities                          558       567       461
   Interest-earning deposits                      194       126       177
                                               ------    ------    ------
        Total interest income                   7,677     8,084     8,264
                                               ------    ------    ------
Interest expense:
   Deposits                                     3,677     3,846     4,158
   Federal Home Loan Bank advances                228       217       103
                                               ------    ------    ------
        Total interest expense                  3,905     4,063     4,261
                                               ------    ------    ------
        Net interest income                     3,772     4,021     4,003

Provision for loan losses                          16       422       165
                                               ------    ------    ------
        Net interest income after
           provision for loan losses            3,756     3,599     3,838
                                               ------    ------    ------
Non-interest income:
   Loan fees and service charges                  374       326       323
   Insurance commissions and fees                  67        86        60
   Gain on sale of securities                      30         2        53
   Gain on sale of loans                          165       151       233
   Income from rental of real estate              170       137        39
   Other                                           58        38        31
                                               ------    ------    ------
        Total non-interest income                 864       740       739
                                               ------    ------    ------
Non-interest expenses:
   Compensation and employee benefits           1,454     1,446     1,690
   Net occupancy expense                          232       234       269
   Deposit insurance premiums                     189       716        57
   Data processing                                179       200       222
   Provision for real estate losses               110        77        10
   Other                                          742       630       546
                                               ------    ------    ------
        Total non-interest expenses             2,906     3,303     2,794
                                               ------    ------    ------
        Income before income taxes              1,714     1,036     1,783

Income tax expense                                651       390       705
                                               ------    ------    ------
        Net income                             $1,063    $  646    $1,078
                                               ======    ======    ======

Basic net income per share                     $  .85    $  .53    $  .90
                                               ======    ======    ======
Diluted net income per share                   $  .84    $  .52    $  .86
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

                            TWIN CITY BANCORP, INC.
                                AND SUBSIDIARIES

                Consolidated Statements of Stockholders' Equity
                       (in thousands, except share data)

                                                                      UNEARNED COMPENSATION
                                                                      ---------------------   UNREALIZED
                                        COMMON   PAID-IN   RETAINED      FOR         FOR        GAINS
                                         STOCK   CAPITAL   EARNINGS      ESOP        MRP       (LOSSES)      TOTAL
                                        ------   -------   --------   ---------   ---------   ----------   ---------

Balance at December 31, 1994             $899     $7,466     $5,843     $(719)      $   -         $  -      $13,489

Net income                                  -          -      1,063         -           -            -        1,063

Cash dividends ($.40 per share)             -          -       (331)        -           -            -         (331)

Capitalized stock issuance cost             -         (8)         -         -           -            -           (8)

Unrealized gains on securities,
  net of income taxes of $20                -          -          -         -           -           28           28

Purchase of MRP shares                      -          -          -         -        (151)           -         (151)

ESOP and MRP compensation
  earned                                    -         30          -        72          66            -          168
                                        -----    -------     ------    ------      ------       ------      -------

Balance at December 31, 1995              899      7,488      6,575      (647)        (85)          28       14,258

Net income                                  -          -        646         -           -            -          646

Cash dividends ($.78 per share)             -          -       (643)        -           -            -         (643)

Unrealized loss on securities,
  net of income tax benefit
  of $42                                    -          -          -         -           -          (68)         (68)

Purchase of MRP shares                      -          -          -         -        (288)           -         (288)

Purchase of treasury stock
  (44,920 shares)                         (45)      (404)      (295)        -           -            -         (744)

ESOP and MRP compensation
  earned                                    -         50          -        72         102            -          224
                                        -----    -------     ------    ------      ------       ------      -------

                                  (continued)

                            TWIN CITY BANCORP, INC.
                                AND SUBSIDIARIES

                Consolidated Statements of Stockholders' Equity
                       (in thousands, except share data)

                                                                      UNEARNED COMPENSATION
                                                                      ---------------------   UNREALIZED
                                        COMMON   PAID-IN   RETAINED      FOR         FOR        GAINS
                                         STOCK   CAPITAL   EARNINGS      ESOP        MRP       (LOSSES)      TOTAL
                                        ------   -------   --------   ---------   ---------   ----------   ---------

Balance at December 31, 1996              854      7,134      6,283     $(575)      $(271)        $(40)     $13,385

Net income                                  -          -      1,078         -           -            -        1,078

Cash dividends ($.42 per share)             -          -       (501)        -           -            -         (501)

Unrealized gains on securities,
  net of income tax expense
  of $62                                    -          -          -         -           -          103          103

Purchase of MRP shares                      -          -          -         -        (159)           -         (159)

Purchase of treasury stock
  (11,670 shares)                         (12)       (69)       (77)        -           -            -         (158)

3 for 2 stock split                       427          -       (427)        -           -            -            -

ESOP and MRP compensation
  earned                                    -         68          -        72         123            -          263
                                       ------    -------     ------    ------      ------       ------      -------

Balance at December 31, 1997           $1,269     $7,133     $6,356     $(503)      $(307)       $  63      $14,011
                                       ======    =======     ======    ======      ======       ======      =======

  The accompanying notes are an integral part of these consolidated financial statements.

                            TWIN CITY BANCORP, INC.
                                AND SUBSIDIARIES

                     Consolidated Statements of Cash Flows
                                 (in thousands)


                                                YEARS ENDING DECEMBER 31,
                                              -----------------------------
                                                1995      1996       1997
                                              --------  --------  ---------
Operating activities:
   Net income                                  $ 1,063   $   646   $  1,078
   Adjustments to reconcile net income
    to net cash provided (used) by
    operating activities:
       Depreciation                                149       151        170
       Provision for losses on loans                16       422        165
       Provision for real estate losses            110        77         10
       Deferred income taxes (benefit)              75       (58)       296
       FHLB dividends received in stock            (41)      (45)       (49)
       Amortization of deferred loan
        origination fees, net                      (97)      (76)        (7)
       Amortization of excess servicing
        fees and mortgage service rights            38        71         91
       Amortization of premiums on
        mortgage-backed securities                  21        35         27
       Amortization of premiums and
        discounts on securities                     12        (4)        (4)
       Gain on sale of securities and
        mortgage-backed securities                 (30)       (2)       (53)
       Loans originated for sale                (7,926)   (9,871)   (12,646)
       Proceeds from sale of loans               7,558     9,743      9,443
       Gain on sale of loans                      (165)     (151)      (233)
       Gain on sale of real estate                  (7)        -         (1)
       Loss on sale of premises and
        equipment                                    -         2          -
       Amortization of unearned
        compensation                               168       224        263
       Purchase of MRP shares                     (151)     (288)      (159)
       Decrease (increase) in interest
        receivable                                (116)       36         89
       Decrease (increase) in other
        assets                                     (25)      (29)       (91)
       Increase (decrease) in accrued
        expenses and other liabilities             219        41        (38)
       Increase (decrease) in current
        income tax payable                         160        15        256
                                               -------   -------   --------
          Net cash provided (used) by
           operating activities                  1,031       939     (1,393)
                                               -------   -------   --------
Investing activities:
   Purchase of investment securities
    classified as held to maturity              (3,027)        -          -
   Purchase of investment securities
    classified as available for sale            (2,309)   (2,976)    (3,993)
   Maturities of investment securities           2,500     3,000      3,855
   Proceeds from sales of investment
    securities classified as available
    for sale                                     2,492       998      4,517
   Purchase of certificates of deposit            (500)        -          -
   Proceeds from maturities of
    certificates of deposits                       696       196          -
   Proceeds from sale of FHLB stock                 21         -          -
   Purchase of mortgage-backed
    securities classified as held to
    maturity                                    (1,063)        -          -
   Purchase of mortgage-backed
    securities classified as available
    for sale                                    (2,575)   (2,536)    (5,168)
   Proceeds from sale of
    mortgage-backed securities
    classified as available for sale            (2,575)   (2,536)    (5,168)
   Principal payments on
    mortgage-backed securities                   1,436     2,820      2,448
   Increase in cash surrender value of
    life insurance                                 (20)      (21)       (22)


                            (continued on next page)

                            TWIN CITY BANCORP, INC.
                                AND SUBSIDIARIES

                     Consolidated Statements of Cash Flows
                                 (in thousands)


                                                 YEARS ENDING DECEMBER 31,
                                              ------------------------------
                                                1995      1996       1997
                                              --------  ---------  ---------
Investing activities, continued:
   Proceeds from sale of real estate           $    45   $  -       $    230
   Net decrease (increase) in loans
    originated or acquired                      (1,591)    (4,585)     6,706
   Purchase of loans                            (1,010)    (1,532)    (5,826)
   Proceeds from sale of premises and
    equipment                                        -         20          -
   Purchase of premises and equipment              (96)      (422)    (1,447)
                                               -------   --------   --------
       Net cash provided (used) by
        investing activities                    (3,981)    (5,038)     3,293
                                               -------   --------   --------
Financing activities:
   Net (decrease) increase in deposits           3,511      2,478      6,631
   Decrease in advance payments by
    borrowers for taxes and insurance             (210)       (76)       (95)
   Proceeds from FHLB advances                   2,800     13,000     11,100
   Repayment of FHLB advances                   (4,400)   (11,900)   (15,200)
   Capitalized stock issuance cost                 (92)         -          -
   Purchase of treasury stock                        -       (744)      (158)
   Dividends paid                                 (331)      (643)      (501)
                                               -------   --------   --------
       Net cash provided by financing
        activities                               1,278      2,113      1,777
                                               -------   --------   --------
       Increase (decrease) in cash and
        cash equivalents                        (1,672)    (1,986)     3,677

   Cash and cash equivalents at
    beginning of period                          6,581      4,909      2,923
                                               -------   --------   --------
   Cash and cash equivalents at end of
    period                                     $ 4,909   $  2,923   $  6,600
                                               =======   ========   ========
Supplemental disclosures:
   Cash paid during the period for:
       Interest on deposits and other
        borrowings                             $ 3,921   $  4,050   $  4,266
       Income taxes (net of refunds)               436        467        178
                                               =======   ========   ========

   Noncash investing and financing
    activities:
       Real estate acquired in
        satisfaction of mortgage loans         $   -     $   -      $    331
                                               =======   ========   ========
       Sale of mortgage loans in
        exchange for mortgage-backed
        security                               $ 2,723   $    589   $  2,704
                                               =======   ========   ========
       Loans to facilitate real estate
        sales                                  $   -     $   -      $    231
                                               =======   ========   ========
       Net unrealized gains (losses) on
        available for sale securities          $    28   $    (68)  $    103
                                               =======   ========   ========
       Capitalized mortgage servicing
        rights                                 $   155   $    197   $    252
                                               =======   ========   ========

  The accompanying notes are an integral part of these consolidated financial statements.

                            TWIN CITY BANCORP, INC.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                        December 31, 1995, 1996 and 1997
                         (Tabular amounts in thousands)


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     ------------------------------------------

     A.  Twin City Bancorp, Inc. (the "Holding Company") was formed on
         September 20, 1994, as the holding company for Twin City Federal Savings Bank (the "Bank") in connection with the Bank's conversion from a federally chartered mutual savings bank to a federally chartered stock savings bank ("Conversion"). On December 29, 1994, the Holding Company completed its initial public offering ("Offering") and with a portion of the net proceeds acquired all the issued and outstanding stock of the Bank.

         The accounting and reporting policies of the Holding Company and the Bank and subsidiaries (the "Company") conform, in all material respects, to generally accepted accounting principles and to general practices with the savings and loan industry. The following summarize the more significant of these policies and practices.

     B.  PRINCIPLES OF CONSOLIDATION - The consolidated financial statements
         ---------------------------
         include the accounts of the Holding Company and its subsidiary, the Bank, and the Bank's wholly-owned subsidiaries, TCF Investors, Inc. and Magnolia Investment, Inc., herein collectively referred to as the "Company". Intercompany balances and transactions have been eliminated.

     C.  LOANS RECEIVABLE - Loans receivable are carried at their unpaid
         ----------------
         principal balance less, where applicable, unearned income, net deferred loan fees, and allowances for losses. Unearned discounts on mortgage loans purchased are amortized to interest income using the level yield interest method over the contractual lives of the loans. Additions to these allowances for losses are based on management's evaluation of the loan portfolio under current economic conditions and such other factors which, in management's judgment, deserve recognition in estimating losses. Interest accrual is discontinued when a loan becomes 90 days delinquent or impaired unless, in management's opinion, the loan is well secured and in process of collection.

     D.  LOAN FEES - Loan fees result from the Company originating loans.  Such
         ---------
         fees and certain direct incremental costs related to origination of such loans are deferred ("net deferred loan fees") and reflected as a reduction of the carrying value of loans. The net deferred fees (or costs) are amortized using the interest method over the contractual lives of the loans. Unamortized net deferred loan fees on loans sold prior to maturity are credited to income at the time of sale.

     E.  INVESTMENT SECURITIES AND MORTGAGE-BACKED SECURITIES - The Company
         ----------------------------------------------------
         utilizes SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115). SFAS 115 requires that all investments in debt securities and all investments in equity securities that have readily determinable fair values be classified into three categories. Securities that management has the positive intent and ability to hold until maturity are classified as held to maturity. Securities that are bought and held specifically for the purposes of selling them in the near term are classified as trading securities. All other securities are classified as available for sale. The Company has identified all securities as available for sale and they are carried at fair value. The unrealized holding gains or losses on securities available for sale are excluded from income and reported, net of related income tax effects, as a separate component of stockholders' equity until realized. Gains and losses on the sale of these securities are calculated based on the specific identification method.

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

     G.  PREMISES AND EQUIPMENT - Land is carried at cost. Premises and
         ----------------------
         equipment are carried at cost less accumulated depreciation. Depreciation is provided for using straight-line rates over the following useful lives of the respective assets:

                 Buildings and improvements        25 to 40 years
                 Office furniture and equipment     5 to 10 years
                 Vehicles                           5 years

         The cost of maintenance and repairs is charged to expense as incurred while expenditures which materially increase property lives are capitalized.

     H.  FEDERAL HOME LOAN BANK STOCK - Investment in stock of a Federal Home
         ----------------------------
         Loan Bank is required by law of every federally insured savings and loan or savings bank. The investment is carried at cost. No ready market exists for the stock, and it has no quoted market value.

     I.  INCOME TAXES - The Company files a consolidated income tax return
         ------------
         with its wholly owned subsidiary. The income tax effect of temporary differences in reporting transactions for financial reporting and income tax purposes is reflected in the consolidated financial statements as deferred income taxes.

         The Company provides for income taxes using the liability method. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities. Current tax expense is provided based upon the actual tax liability incurred for tax return purposes.

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

     K.  MORTGAGE SERVICING RIGHTS - The Company capitalizes as an asset the
         -------------------------
         right to service mortgage loans for others when those rights were acquired either through loan purchases or loan origination activities. The capitalized mortgage servicing rights are amortized in proportion to and over the period of estimated net service income and are evaluated for impairment based upon fair value.

     L.  CASH FLOW INFORMATION - As presented in the consolidated statements
         ---------------------
         of cash flows, cash and cash equivalents include cash on hand, interest-earning deposits in other banks, federal funds sold and FHLB overnight deposits. The Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

     M.  USE OF ESTIMATES - The preparation of financial statements in
         ----------------
         conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     N.  LONG-LIVED ASSETS - Long-lived assets to be held and used are
         -----------------
         reviewed for impairment whenever events or circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the excess of the asset's carrying amount over the fair value of the asset. Impairment on long-lived assets to be disposed of is recognized based on the excess of the asset's carrying amount over the fair value less cost to sell.

     O.  IMPACT OF NEW ACCOUNTING PRONOUNCEMENT - During 1997, the Financial
         --------------------------------------
         Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130).
         SFAS 130 provides accounting and reporting standards for displaying comprehensive income and components of comprehensive income in a complete set of financial statements. SFAS 130 addresses reporting and display only and is effective for fiscal years beginning after December 15, 1997. The adoption of SFAS 130 is not expected to have a material impact on the Company's financial statements.

2.   EARNINGS PER SHARE
     ------------------

     The Company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS 128) in 1997. SFAS 128 establishes standard for computing earnings per share and requires the presentation of basic and diluted earnings per share amounts. Net income per share amounts for all periods presented have been restated to conform with SFAS 128.

     For the years ended December 31, 1995, 1996 and 1997, net income available to the common stockholders in both the basic and diluted computations was equal to net income. The weighted average common shares outstanding used in the basic computation were 1,244,779, 1,229,005, and 1,195,650 for the years ended December 31, 1995, 1996 and 1997, respectively. For purposes of the diluted earnings per share calculation, additional common stock equivalents for the stock option plan of 22,000, 22,539 and 51,776 were included as weighted average common shares outstanding for the years ended December 31, 1995, 1996 and 1997, respectively.

3.   SECURITIES AVAILABLE FOR SALE
     -----------------------------

                                               GROSS        GROSS     ESTIMATED
                                  AMORTIZED  UNREALIZED  UNREALIZED     FAIR
                                    COST       GAINS       LOSSES       VALUE
                                  ---------  ----------  -----------  ---------
        DECEMBER 31, 1996:
          U.S. government and
              agency bonds           $8,347         $21        $(18)     $8,350
          Equity securities               4           -           -           4
                                     ------         ---        ----      ------
                                     $8,351         $21        $(18)     $8,354
                                     ======         ===        ====      ======

                                               GROSS        GROSS     ESTIMATED
                                  AMORTIZED  UNREALIZED  UNREALIZED     FAIR
                                    COST       GAINS       LOSSES       VALUE
                                  ---------  ----------  -----------  ---------
        DECEMBER 31, 1997:
          U.S. government and
              agency bonds           $3,996         $ 5        $  1      $4,000
          Equity securities               4           -           -           4
                                     ------         ---        ----      ------
                                     $4,000         $ 5        $  1      $4,004
                                     ======         ===        ====      ======

     The amortized cost and estimated fair values of debt securities at December 31, 1996 and 1997, by contractual maturity, are as follows:


                                         AMORTIZED COST    ESTIMATED FAIR VALUE
                                       ------------------  --------------------
                                         1996      1997       1996      1997
                                       --------  --------   --------  --------
          Due in one year               $3,860    $2,495     $3,866    $2,497
          Due after one year through
             five years                  4,487     1,501      4,484     1,503
                                        ------    ------     ------    ------
                                        $8,347    $3,996     $8,350    $4,000
                                        ======    ======     ======    ======

     Investment securities sold during the years ended December 31, 1995, 1996 and 1997, resulted in realized gains of approximately$19,000, $2,000 and $23,000 in 1995, 1996 and 1997, respectively, and realized losses of $4,000 in 1995. The proceeds from the sale of securities during the years ended December 31, 1995, 1996 and 1997, were approximately $2,492,000, $997,500 and $4,517,000, respectively. The net unrealized gains at are reported as a separate component of stockholders' equity. All securities are identified as available for sale.

4.   LOANS RECEIVABLE
     ----------------

     Loans receivable are summarized as follows:

                                                           DECEMBER 31,
                                                          1996      1997
                                                        --------  --------
          Real estate first mortgage loans:
             One-to-four-family dwellings               $45,859    $42,552
             Construction                                 3,360      3,790
             Commercial real estate                       3,886      3,861
             Other real estate                              479      1,991
                                                        -------    -------
                    Total real estate loans              53,584     52,194
                                                        -------    -------
          Consumer and other loans:
             Home equity loans                           17,207     19,730
             Loans secured by deposit accounts              260        259
             Other installment loans                      8,636      7,164
                                                        -------    -------
                    Total other loans                    26,103     27,153
                                                        -------    -------

                    Total loans                          79,687     79,347
                                                        -------    -------
          Less:
             Undisbursed portion of loans in process      1,417      1,812
             Net deferred loan origination cost            (264)      (270)
             Allowance for loan losses                      327        125
                                                        -------    -------
                                                          1,480      1,667
                                                        -------    -------

                                                        $78,207    $77,680
                                                        =======    =======

     Loans held for sale were approximately $30,000 and $509,000 at December 31, 1996 and 1997, respectively. The carrying value of these loans approximate market value. The Company's primary lending area for the origination of mortgage loans includes northeast Tennessee and southwest Virginia. The Company limits uninsured loans to 80% of the appraised value of the property securing the loan. Generally, the Company allows loans covered by private mortgage insurance up to 95% of the appraised value of the property securing the loan.

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

     The changes in the allowance for loan losses are summarized as follows:


                                         YEARS ENDED DECEMBER 31,
                                       ----------------------------
                                         1995      1996      1997
                                       --------  --------  --------
          Beginning balance              $ 229     $ 181     $ 327
          Provision for loan losses         16       422       165
          Recoveries                         6        19        18
          Charge-offs                      (70)     (295)     (385)
                                         -----     -----     -----

          Ending balance                 $ 181     $ 327     $ 125
                                         =====     =====     =====

     In accordance with SFAS No. 114, Accounting by Creditors for Impairment of a Loan, the Company had loans impaired of approximately $160,000 at December 31, 1996. There were no impaired loans at December 31, 1997. Commercial real estate and other loans are included in the non-homogenous group.

     Loans in homogeneous groups contractually past due ninety days or more were not material at December 31, 1996 and 1997, respectively. The amount the Company will ultimately realize from these loans could differ from their carrying value because of unanticipated future developments affecting the underlying collateral or the borrower's ability to repay the loans. If collection efforts are unsuccessful, these loans will be subject to foreclosure proceedings in the ordinary course of business. Management believes that the Company has adequate collateral on these loans and that the Company will not incur material losses in the event of foreclosure. Therefore, these loans are not in nonaccrual status at December 31, 1996 and 1997, respectively.

     Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of these loans (in thousands) are $51,428, $54,462 and $59,445 at December 31, 1995, 1996
     and 1997, respectively.

     Custodial escrow balances maintained in connection with the foregoing loan servicing were approximately $199,000, $156,000 and $ 181,000 at December 31, 1995, 1996 and 1997, respectively.

     The following is an analysis of the changes in excess servicing fees receivable included in other assets:

                                            DECEMBER 31,
                                         ------------------
                                           1996      1997
                                         --------  --------

          Balance beginning of period      $ 202     $ 163
          Amortization                       (39)      (35)
                                           -----     -----

          Balance end of period            $ 163     $ 128
                                           =====     =====

     In the ordinary course of business, the Company makes loans to directors and executive officers and their related interests. Such loans were made using the same underwriting standards for comparable transactions with other borrowers and did not involve more than the normal risk of collectibility or present other unfavorable features. Loans to directors and executive officers and their related interests are as follows:

            Balance at December 31, 1995                 $  1,136
            Advances                                          728
            Repayments                                       (903)
                                                         --------
            Balance at December 31, 1996                      961
            Advances                                        1,071
            Repayments                                       (901)
                                                         --------

            Balance at December 31, 1997                 $  1,131
                                                         ========

5.   MORTGAGE-BACKED SECURITIES
     --------------------------

     The amortized cost and estimated fair value of mortgage-backed securities are summarized as follows:

                                                      GROSS       GROSS      ESTIMATED
                                                    UNREALIZED  UNREALIZED      FAIR
                                          NET COST    GAINS       LOSSES       VALUE
                                          --------  ----------  ----------   ---------
          AVAILABLE FOR SALE:
             December 31, 1996:
                  FHLMC Certificates       $10,553     $ 56       $(147)       $10,462
                  FNMA Certificates          1,163       24           -          1,187
                                           -------     ----       -----        -------

                                           $11,716     $ 80       $(147)       $11,649
                                           =======     ====       =====        =======
          AVAILABLE FOR SALE:
          December 31, 1997:
                  FHLMC Certificates       $11,076     $129       $  52        $11,153
                  FNMA Certificates          4,073       22           -          4,095
                                           -------     ----       -----        -------

                                           $15,149     $151       $  52        $15,248
                                           =======     ====       =====        =======

     Mortgage-backed securities sold during the year ended December 31, 1995, resulted in realized gains of approximately $15,000. Proceeds from the sales were approximately $1,020,000. There were no sales during the year ended December 31, 1996. Mortgage-backed securities sold during the year ended December 31, 1997, resulted in realized gains of approximately $30,000. Proceeds from the sales were approximately $1,993,000. Mortgage-backed securities of $2,173,000 and $7,614,000 were pledged at December 31, 1996 and 1997, respectively. The net unrealized gains (losses) at December 31,1996 and 1997 of approximately $(42,000) and $61,000 respectively are reported as a separate component of stockholders' equity.

6.   REAL ESTATE
     -----------

     Real estate is summarized as follows:

                                                  1996      1997
                                                --------  --------
           Real estate acquired for               $ 598     $  91
            development, rental and sale

           Less:
               Accumulated depreciation              33         2
               Allowance for loss                   332         -
                                                  -----     -----
                                                  $ 233     $  89
                                                  =====     =====

     Real estate acquired for development, rental and sale consists of at December 31:

                                                  1996      1997
                                                --------  --------
           Commercial buildings                   $ 591     $  82
           Improved land                              7         7
                                                  -----     -----

                                                  $ 598     $  89
                                                  =====     =====

     The Bank's subsidiary sold one of the commercial building during the first quarter of 1997. The subsidiary recognized income from rental properties of approximately $171,000, $137,000 and $39,000 during the years ended December 31, 1995, 1996 and 1997, respectively.

     The changes in the allowance for losses on real estate is summarized as follows:

                                                  YEARS ENDED DECEMBER 31,
                                                ----------------------------
                                                  1995      1996      1997
                                                --------  --------  --------
           Beginning balance                      $ 156     $ 255     $ 332

           Provision charged to income              110        77        10
           Charge-offs                                -         -      (342)
           Recoveries                               (11)        -         -
                                                  -----     -----     -----

           Ending balance                         $ 255     $ 332     $   -
                                                  =====     =====     =====

7.   PREMISES AND EQUIPMENT
     ----------------------

     Premises and equipment are summarized as follows:

                                                   DECEMBER 31,
                                                ------------------
                                                  1996      1997
                                                --------  --------
           Land and improvements                 $  494    $  606
           Office buildings and improvements      1,652     2,689
           Furniture, fixtures and equipment      1,188     1,473
           Automobiles                               40        54
                                                 ------    ------
                                                  3,374     4,822
           Less accumulated depreciation          1,607     1,773
                                                 ------    ------

                                                 $1,767    $3,049
                                                 ======    ======

8.   INTEREST RECEIVABLE
     -------------------

     Interest receivable is summarized as follows:

                                                   DECEMBER 31,
                                                ------------------
                                                  1996      1997
                                                --------  --------
           Investment securities                 $  173    $   69
           Mortgage-backed securities               128       159
           Loans receivable                          77        60
                                                 ------    ------

                                                 $  378    $  288
                                                 ======    ======

9.   MORTGAGE SERVICING RIGHTS
     -------------------------

     At December 31, 1996 and 1997, the fair value of mortgage servicing rights
     (MSRS) was approximately $311,000 and $507,000, respectively. Fair value is determined on an individual loan basis for MSRS, capitalized using a methodology consistent with loans currently available for sale with similar interest rates and maturity terms.

     The amount of MSRS capitalized for the years ending December 31, 1996 and 1997, was approximately $192,000 and $252,000, respectively. The amount amortized for 1995, 1996 and 1997, was approximately $3,000, $25,000 and $45,000, respectively. MSRS are being amortized in proportion to and over the period of estimated net servicing income. An allowance of approximately $7,000 and $18,000 for valuation of MSRS has been recorded as of and for the years ending December 31, 1996 and 1997, respectively.

10.  DEPOSITS
     --------

     Deposit account balances are summarized as follows:

                                                                            WEIGHTED AVERAGE
                                                                             INTEREST RATES
                                                    DECEMBER 31,              DECEMBER 31,
                                            1996        1997        1996          1997
                                          --------  ------------  --------  -----------------

          Noninterest bearing accounts    $ 2,719     $ 2,991      -   %          -   %
          NOW accounts                      6,306       6,783      1.85%          1.25%
          Money Market accounts             9,355       8,707      4.05%          4.13%
          Passbook accounts                 7,844      13,526      2.49%          3.68%
          Certificates of deposit          59,465      60,313      5.48%          5.65%
                                          -------     -------      ----           ----
                                          $85,689     $92,320      4.61%          4.71%
                                          =======     =======      ====           ====

     The aggregate amount of jumbo certificates of deposit with a minimum denomination of $100,000 was (in thousands) approximately $13,530 and $12,078 at December 31, 1996 and 1997, respectively.

     Contractual maturities of certificate accounts are summarized as follows:


                                                       DECEMBER 31,
                                                  ----------------------
                                                     1996        1997
                                                  ----------  ----------
          12 months or less                         $41,675     $43,615
          1 - 2 years                                12,047       8,313
          2 - 3 years                                 2,264       5,284
          3 - 5 years                                 3,479       3,101
                                                    -------     -------
                                                    $59,465     $60,313
                                                    =======     =======

     Interest expense on deposits is summarized as follows:

                                                  YEARS ENDED DECEMBER 31,
                                                ----------------------------
                                                  1995      1996      1997
                                                --------  --------  --------
          Demand, NOW accounts and
             money market                        $  322    $  313    $  501
          Passbook savings                          251       208       370
          Certificates of deposit                 3,104     3,325     3,287
                                                 ------    ------    ------
                                                 $3,677    $3,846    $4,158
                                                 ======    ======    ======

11.  ADVANCES FROM THE FEDERAL HOME LOAN BANK
     ----------------------------------------

     Advances from the Federal Home Loan Bank are summarized as follows:

                                                DECEMBER 31,
                                            --------------------
          INTEREST RATE    MATURITY DATE      1996        1997
          -------------    -------------    --------    --------
             5.55          February 1997     $1,500      $    -
             Variable      March 1997         2,600           -
             5.25          July 1998          1,000       1,000
                                             ------      ------
                 Total                       $5,100      $1,000
                                             ======      ======

     The stock of the Federal Home Loan Bank and mortgage loans receivable are pledged as collateral for these advances. Loans receivable aggregating $7,650 and $1,500 (in thousands) representing 150% of the advanced balance are pledged under the collateral agreement at December 31, 1996 and 1997, respectively.

12.  INCOME TAXES
     ------------

     Income tax expense (benefit) is summarized as follows:

                               YEARS ENDED DECEMBER 31,
                             ----------------------------
                               1995      1996      1997
                             --------  --------  --------

          Current              $ 576     $ 448     $ 409
          Deferred                75       (58)      296
                               -----     -----     -----
                   Total       $ 651     $ 390     $ 705
                               =====     =====     =====

     The differences between actual income tax expense and the amount computed by applying the federal statutory income tax rate of 34% to income before income taxes are reconciled as follows:

                                                  YEARS ENDED DECEMBER 31,
                                                ----------------------------
                                                  1995      1996      1997
                                                --------  --------  --------
          Computed income tax expense             $ 583     $ 352     $ 606
          Increase (decrease) resulting from:
             Nondeductible expenses                  13         7        14
             State income tax, net of
              federal tax benefit                    70        42        81
             Other                                  (15)      (11)        4
                                                  -----     -----     -----
          Actual income tax expense               $ 651     $ 390     $ 705
                                                  =====     =====     =====

     The components of deferred tax liabilities and deferred tax assets are summarized as follows:

                                                         1996      1997
                                                       --------  --------
          Deferred tax liabilities:
              FHLB stock dividends                       $ 165     $ 182
              Mortgage servicing fees                      181       241
              Bad debt reserves--loans                       -       100
              Deferred loan origination cost               152       146
              Depreciation                                  63        63
              Deferred income                                4         1
              Unrealized gains on securities                 -        39
               available for sale                        -----     -----
                                                           565       772
                                                         -----     -----
          Deferred tax assets:
              Accrued expenses                              32        84
              Bad debt reserves--real estate               125         -
              Bad debt reserves--loans                     114        43
              Unrealized losses on securities               22         -
               available for sale
              Valuation reserve                              -         -
              Other                                          -        20
                                                         -----     -----
                                                           293       147
                                                         -----     -----
          Net deferred tax liability                     $ 272     $ 625
                                                         =====     =====

     The Bank's annual addition to its reserve for bad debts allowed under the Internal Revenue Code may differ significantly from the bad debt experience used for financial statement purposes. Such bad debt deductions for income tax purposes are included in taxable income of later years only if the bad debt reserves are used for purposes other than to absorb bad debt losses. Since the Bank does not intend to use the reserve for purposes other than to absorb losses, no deferred income taxes have been provided on the amount of bad debt reserves for tax purposes that arose in tax years beginning before December 31, 1987, in accordance with SFAS No. 109. Therefore, retained earnings at December 31, 1996 and 1997, includes approximately $2,400,000, representing such bad debt deductions for which no deferred income taxes have been provided.

13.  PENSION PLAN
     ------------

     The Bank sponsors a noncontributory defined benefit pension plan covering substantially all employees who meet certain age and length of service requirements. The plan calls for benefits to be paid to all eligible employees at retirement based primarily upon years of service with the Bank and compensation paid in the five years where earnings were the greatest. The plan meets the criteria of a multi-employer plan as defined in Statement of Financial Accounting Standards No. 87, "Employers' Accounting For Pensions" (SFAS No. 87). Therefore, no separate disclosure is required for the components of pension cost and the Plan's funding status. The plan is sponsored by the Financial Institutions Retirement Fund and consists of approximately 400 participating employers.

     In accordance with SFAS No. 87, an employer participating in a multi-employer plan shall recognize as net pension cost the required contribution for the period and shall recognize as a liability any contribution due and unpaid. The expense recognized for the plan for the years ended
     December 31, 1995, and 1996, and 1997 was approximately $35,000, $60,000 and $54,000, respectively.

14.  PROFIT SHARING AND THRIFT PLAN
     ------------------------------

     The Bank has established a thrift plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all full-time employees who have completed one year of service and have attained the age of twenty-one. Employees may contribute a percentage of their annual gross salary as limited by the federal tax regulations. The Bank matches employee contributions based on the plan guidelines. The amount charged against income was approximately $24,000, $25,000 and $25,000 for the years ended December 31, 1995, 1996 and 1997, respectively.

15.  COMPENSATION BENEFIT AGREEMENT
     ------------------------------

     Effective January 1, 1995, the Company established a nonqualifed compensation agreement with a certain key executive providing for benefits payable annually over a ten-year period. The current terms provide for the payment of a certain sum annually for ten years upon his termination of employment or, in the event of his death, to his designated beneficiary. The liability for the vested benefits has been accrued at the balance sheet date at the net present value of the expected benefits. Annual expense is based on the increase in the net present value of vested future benefits. The expense associated with this agreement was approximately $78,000, $7,000 and $12,000 the years ending December 31, 1995, 1996 and 1997, respectively.

16.  REGULATORY MATTERS
     ------------------

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

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of tangible and core capital (as defined in the regulations) to adjusted total assets (as defined), and of risk-based capital (as defined) to risk-weighted assets (as defined). Management believes, as of December 31, 1997, that the Bank meets all capital adequacy requirements to which it is subject.

     As of December 31, 1997, the most recent notification from the OTS categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total tangible, core, and risk-based ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

     The Bank's actual capital amounts (in thousands) and ratios are also presented in the folling table. No adjustments to capital were required for interest-rate risk.

                                                                                                     TO BE WELL
                                                                                                  CAPITALIZED UNDER
                                                                       FOR CAPITAL                PROMPT CORRECTIVE
                                                                    ADEQUACY PURPOSES             ACTION PROVISIONS
                                                              ----------------------------   --------------------------
                                          AMOUNT     RATIO     AMOUNT          RATIO          AMOUNT         RATIO
                                         --------   -------   --------   -----------------   --------   ---------------
       AS OF DECEMBER 31, 1996
         Tangible Capital (to
           adjusted total assets)         $12,726    12.1%     $1,582    greater than         $5,274    greater than
                                                                         or equal to  1.5%              or equal to   5%

         Core Capital (to
           adjusted total assets)         $12,726    12.1%     $3,164    greater than         $5,274    greater than
                                                                         or equal to  3.0%              or equal to   5%

         Risk-Based (to risk-
           weighted assets)               $12,877    21.5%     $4,789    greater than         $5,987    greater than
                                                                         or equal to  8.0%              or equal to  10%

       AS OF DECEMBER 31, 1997
         Tangible Capital (to
           adjusted total assets)         $12,325    11.33%    $1,631    greater than         $5,437    greater than
                                                                         or equal to  1.5%              or equal to   5%

         Core Capital (to
           adjusted total assets)         $12,325    11.33%    $3,262    greater than         $5,437    greater than
                                                                         or equal to  3.0%              or equal to   5%

         Risk-Based (to risk-
           weighted assets)               $12,450    20.61%    $4,833    greater than         $6,041    greater than
                                                                         or equal to  8.0%              or equal to  10%

17.  FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK
     -------------------------------------------------

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

     Financial instruments, the contract amounts of which represent credit risk for lines of credit and letters of credit, totaled approximately (in thousands) $3,564 and $3,431 at December 31, 1996 and 1997, respectively.

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

     The undisbursed advances on customer lines of credit and letters of credit were approximately (in thousands) $1,621 and $3,192 at December 31, 1996 and 1997, respectively. The Company does not anticipate any losses as a result of these transactions.

     The Company had outstanding commitments for mortgage loans of approximately $433,000 and $ 412,700 at December 31, 1996 and 1997, respectively. The commitments to originate loans at December 31, 1996 and 1997, were all fixed rate loans having interest rates ranging from 6.875% to 8.75% and terms ranging from 15 to 30 years.

18.  EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)
     ------------------------------------

     The Bank has established for eligible employees an Employee Stock Ownership Plan ("ESOP"). The ESOP borrowed money from the Holding Company and purchased eight percent of the common shares issued in the offering. The Bank is expected to make scheduled cash contributions to the ESOP sufficient to service the amount borrowed. In accordance with generally accepted acounting principles, the unpaid balance of the ESOP loan has been eliminated in consolidation and the unamortized balance of unearned compensation is shown as a reduction of stockholders' equity. For the years ending December 31, 1995 and 1996, the total contributions to the ESOP used to fund principal and interest payments on the ESOP debt totaled approximately $141,000 and $83,000 respectively. The scheduled contribution for 1997 was not made until January 1998.

     For the years ending December 31, 1995, 1996 and 1997, compensation from the ESOP of approximately $102,000, $122,000 and $140,000 was expensed, respectively. Compensation is recognized at the average fair value of the ratably released shares during the accounting period as the employees performed services. At December 31, 1997, the ESOP held approximately 32,300 allocated shares and 75,500 unallocated shares. The fair value of the unallocated shares at December 31, 1997, was approximately $1,170,000.

     The ESOP plan states that dividends on unallocated shares will be used for debt service and dividends on allocated shares will be distributed to the Plan participants. In 1996 , ESOP dividends on unallocated shares of approximately $50,000 were used for debt service. The debt service paid made in January 1998 used approximately $36,000 of dividends on unallocated shares. For the purposes of computing earnings per share, all ESOP shares committed to be released have been considered outstanding.

19.  MANAGEMENT RECOGNITION AND RETENTION PLAN
     -----------------------------------------

     The Company has an established management recognition and retention plan ("MRP") which reserved shares of common stock for issuance. The shares were granted to certain employees and officers of the Company and began vesting on May 24, 1996, and will be fully vested by May 24, 2000. The number of shares granted to certain employees and officers, effected for the stock split, was 53,904. Compensation expense, in the amount of the fair value of the common stock at the date plan shares are purchased, will be recognized during the periods the participants become vested. As of December 31, 1997, 53,904 shares of common stock had been purchased to fund the MRP. The unamortized balance of unearned compensation is reflected as a reduction of stockholders' equity. For the years ended December 31, 1995, 1996 and 1997, compensation expense of approximately $66,000, $102,000 and $123,000 has been recognized, respectively.

20.  STOCK OPTION PLAN
     -----------------

     The Company has a stock option plan for the benefit of directors, officers, and other key employees of the Company. The number of shares of common stock reserved for issuance under the stock option plan was equal to approximately 10% of the total number of common shares issued pursuant to the Company's offering. The Plan provides for incentive options for officers and employees and non-incentive options for directors. The Plan is administered by a committee of at least three directors of the Company. The option exercise price cannot be less than the fair value of the underlying common stock at the date of the option grant, and the maximum option term cannot exceed ten years. The number of shares of common stock authorized under the stock option and incentive plan, effected for the stock split, was 134,760 with an exercise price equal to fair market value on the date of grant. The following table summarizes the non-incentive stock options that have been granted to directors and the incentive stock options granted to officers and other key employees. All information has been restated to effect the stock split.

                                                 NONINCENTIVE  INCENTIVE   TOTAL    OPTION PRICE
                                                 ------------  ---------  --------  ------------
   Shares under options:
       Outstanding at January 1, 1995                     -          -          -
       Granted - May 24                              33,690      94,332    128,022     $ 9.33
       Granted - November 30                              -       2,250      2,250      11.25
                                                    -------     -------   --------

       Outstanding at December 31, 1995              33,690      96,582    130,272
       Granted - December 5                               -         900        900      11.67
                                                    -------     -------   --------

       Outstanding at December 31, 1996              33,690      97,482    131,172
       Granted - December 1                               -         300        300      14.00
                                                    -------     -------   --------

       Outstanding at December 31, 1997              33,690      97,782    131,472
                                                    =======     =======   ========

     Options available to grant
       at December 31, 1997                               -       3,288      3,288

     Options exercisable at
       December 31, 1997                             13,476      41,183     54,659

   Weighted average exercise price:
     Outstanding
       At December 31. 1997                         $  9.33     $  9.41   $   9.39

     Exercisable:
       At December 31, 1997                         $  9.33     $  9.52   $   9.47

     The Company applies APB Opinion 25 and related interpretations in accounting for its stock option plan. Accordingly, no compensation cost has been recognized for its stock option plan. Had compensation cost for the Company's plan been determined based on the fair value at the grant dates for awards under the Plan consistent with methods under FASB Statement 123 (SFAS 123), the Company's net income and earnings per share would have been materially reduced and therefore no proforma disclosure was required.

21.  STOCKHOLDERS' EQUITY
     --------------------

     On December 20, 1994, the Holding Company issued and sold 898,404 shares of common stock at $10 per share in its initial public offering, including 71,872 shares to the Bank's ESOP. The net proceeds to the Holding Company after recognizing approximately $619,000 of expenses and underwriting costs and $719,000 of employee compensation plans were approximately $7.7 million. The Holding Company after loaning $719,000 to the Bank's ESOP used $5.9 million of the net proceeds to purchase all of the capital stock of the Bank.

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

     In connection with the insurance of savings accounts for the Bank, the Federal Deposit Insurance Corporation (FDIC) requires that certain minimum amounts be restricted to absorb certain losses as specified in the insurance of accounts regulations. Because restricted retained earnings is not related to amounts of losses actually anticipated, the appropriations thereto have not been charged to income in the accompanying consolidated financial statements. Furthermore, the use of retained earnings by the Bank is restricted by certain requirements of the Internal Revenue Code as disclosed in Note 12. Subsequent to the conversion, the Bank may not declare or pay cash dividends on or repurchase any of its shares of common stock, if the effect would cause stockholders' equity to be reduced below the amount required for the liquidation account, applicable regulatory capital maintenance requirements, or if such declaration and payment would otherwise violate regulatory requirements

     Unlike the Bank, the Holding Company is not subject to these regulatory restrictions on payment of dividends to its stockholders. However, the source of future dividends may be dependent upon dividends from the Bank.

     The Company also has 2,000,000 shares of preferred stock with par value of $1 per share authorized but none issued or outstanding at December 31, 1996 and 1997.

     Effective August 11, 1997, the Holding Company declared a 3 for 2 stock split effected in the form of a 50% common stock dividend. As a result of the stock split, 426,713 additional shares were issed and the fractional shares were paid in cash. All share and per share amounts for all periods presented have been restated to reflect the effect of the stock split.

22.  FINANCIAL INSTRUMENTS
     ---------------------

     The approximate stated and estimated fair value of financial instruments are summarized below (in thousands):

                                                       1996                  1997
                                           STATED   ESTIMATED    STATED   ESTIMATED
                                           AMOUNT   FAIR VALUE   AMOUNT   FAIR VALUE
                                          --------  ----------  --------  ----------
          Financial assets:
           Cash and equivalents            $ 2,923     $ 2,923   $ 6,600     $ 6,600
           Loans receivable, net            78,207      89,613    77,680      92,211
           Federal Home Loan Bank
                  Stock                        671         671       720         720
           Interest receivable                 378         378       288         288
                                           -------     -------   -------     -------
                                           $82,179     $93,585   $85,288     $99,819
                                           =======     =======   =======     =======
          Financial liabilities:
           Deposits:
                  Demand accounts          $26,223     $26,223   $32,007     $32,007
                  Certificate accounts      59,465      59,632    60,313      60,414
           Advances from Federal
                  Home Loan Bank             5,100       5,760     1,000       1,215
           Other liabilities                   597         597       475         475
                                           -------     -------   -------     -------
                                           $91,385     $92,212   $93,795     $94,111
                                           =======     =======   =======     =======

     The Company had off-balance sheet financial commitments, which include approximately $2.1 and $3.6 million at December 31, 1996 and 1997, respectively, of commitments to originate and fund loans and unused consumer lines of credit. Since these commitments are based on current market rates, the commitment amount is considered to be a reasonable estimate of fair value.

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

         CASH AND EQUIVALENTS - The carrying amount of such instruments is
         --------------------
         deemed to be a reasonable estimate of fair value.

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

         FEDERAL HOME LOAN BANK STOCK - No ready market exists for this stock
         ----------------------------
         and it has no quoted market value. However, redemption of this stock has historically been at par value. Accordingly, the carrying amount is deemed to be a reasonable estimate of fair value.

         DEPOSITS - The fair values disclosed for demand deposits are, as
         --------
         required by SFAS 107, equal to the amounts payable on demand at the reporting date (i.e., their stated amounts). The fair value of certificates of deposit are estimated by discounting the amounts payable at the certificate rates using the rates currently offered for deposits of similar remaining maturities.

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

     Fair value estimates are made at a specific point of time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale the Company's entire holdings of a particular financial instrument. Because no active market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, current interest rates and prepayment trends, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in any of these assumptions used in calculating fair value also would affect significantly the estimates. Further, the fair value estimates were calculated as of December 31, 1996 and 1997. Changes in market interest rates and prepayment assumptions could change significantly the estimated fair value.

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

23.  EMPLOYMENT AND CHANGE OF CONTROL AGREEMENTS
     -------------------------------------------

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

24.  DEPOSIT INSURANCE PREMIUMS
     --------------------------

     The Company recognized an expense for the year ending December 31,1996, for the one-time special SAIF assessment. The special assessment was approximately $534,000 and had a after tax impact on net income of approximately $331,000. The assessment was collected in late November and effective January 1, 1997, the Company began paying reduced premium assessments.

25.  RELATED PARTY ACTIVITY
     ----------------------

     The Company paid approximately $745,000 to a company owned by one of the its directors for remodeling and facility improvements at its main offices and branch locations in 1997.

26.  CONDENSED PARENT COMPANY ONLY FINANCIAL STATEMENTS
     --------------------------------------------------

     The following condensed balance sheets as of December 31, 1996 and 1997, and condensed statements of income and cash flows for the years ended December 31, 1995, 1996 and 1997, for Twin City Bancorp, Inc. should be read in conjunction with the consolidated financial statements and the notes thereto.

                                                                          DECEMBER 31,
          PARENT COMPANY ONLY                                        -----------------------
          BALANCE SHEETS (IN THOUSANDS)                                 1996         1997
          --------------------------------------------------         ----------   ----------
          Assets:
             Cash and due from banks                                   $   133      $   827
             Securities available for sale                                 525            -
             Loans receivable from ESOP                                    575          575
             Equity in net assets of bank subsidiary                    12,686       12,388
             Other                                                          18          233
                                                                       -------      -------
             Total assets                                              $13,937      $14,023
                                                                       =======      =======

             Liabilities                                                   552           12
                                                                       -------      -------
             Total stockholders' equity                                 13,385       14,011
                                                                       -------      -------
             Total liabilities and stockholders' equity                $13,937      $14,023
                                                                       =======      =======

                                                                           YEARS ENDING DECEMBER 31,
             PARENT COMPANY ONLY                                     ------------------------------------
             STATEMENTS OF INCOME (IN THOUSANDS)                        1995         1996         1997
             -----------------------------------------------         ----------   ----------   ----------
             Interest  and dividend income                            $   108      $    53      $ 1,621
             Expenses                                                     (99)         (45)         (55)
             Income tax (expense) benefit                                  (3)          (3)          18
                                                                      -------      -------      -------
                 Income ( loss) before equity earnings
                   of bank subsidiary                                       6            5        1,584
             Dividends in excess of equity earnings                         -            -         (506)
             Undistributed equity earnings of bank
               subsidiary                                               1,057          641            -
                                                                      -------      -------      -------
             Net income                                               $ 1,063      $   646      $ 1,078
                                                                      =======      =======      =======

     The bank subsidiary paid cash dividends to the parent company for the year ending December 31, 1997 of $1,600,000. No dividends had been paid in either 1995 or 1996.

                                                                           YEARS ENDING DECEMBER 31,
             PARENT COMPANY ONLY                                     ------------------------------------
             STATEMENTS OF CASH FLOWS (IN THOUSANDS)                    1995         1996         1997
             -----------------------------------------------         ----------   ----------   ----------
             Operating activities:
                Net income                                            $ 1,063      $   646      $ 1,078
                Undistributed equity earnings of bank
                  subsidiary                                           (1,057)        (641)           -
                Dividends in excess of equity earnings                      -            -          506
                Net changes in operating assets
                  and liabilities                                          (3)          15          (64)
                                                                      -------      -------      -------
                    Net cash provided by operating
                      activities                                            3           20        1,520
                                                                      -------      -------      -------
             Investing activities:
                Maturities (purchases) of investment
                  securities                                           (1,025)         500          525
                Repayments from (advances to)
                  bank subsidiary                                        (111)         111         (170)
                Repayment of ESOP loan                                     73           71            -
                                                                      -------      -------      -------
                    Net cash provided (used) by investing
                      activities                                       (1,063)         682          355
                                                                      -------      -------      -------
             Financing activities:
                Dividends paid                                           (331)        (644)        (501)
                Payment of stock conversion costs                        (627)           -            -
                Purchase of treasury stock                                  -         (744)        (158)
                Net advances from (repayments to)
                  bank subsidiary                                           -          522         (522)
                                                                      -------      -------      -------
                    Net cash used by financing activities                (958)        (866)      (1,181)
                                                                      -------      -------      -------

             Net increase (decrease) in cash                           (2,018)        (164)         694
             Cash at beginning of year                                  2,315          297          133
                                                                      -------      -------      -------

             Cash at end of year                                      $   297      $   133      $   827
                                                                      =======      =======      =======