Form 10KSB40/A, Exhibit 13
period 1997-12-31
TWIN CITY BANCORP INC
filed 1998-07-07
CIK 930373

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

                            TWIN CITY BANCORP, INC.
                                AND SUBSIDIARIES

                     Consolidated Statements of Cash Flows
                                 (in thousands)


                                                YEARS ENDING DECEMBER 31,
                                              -----------------------------
                                                1995      1996       1997
                                              --------  --------  ---------
Operating activities:
   Net income                                  $ 1,063   $   646   $  1,078
   Adjustments to reconcile net income
    to net cash provided (used) by
    operating activities:
       Depreciation                                149       151        170
       Provision for losses on loans                16       422        165
       Provision for real estate losses            110        77         10
       Deferred income taxes (benefit)              75       (58)       296
       FHLB dividends received in stock            (41)      (45)       (49)
       Amortization of deferred loan
        origination fees, net                      (97)      (76)        (7)
       Amortization of excess servicing
        fees and mortgage service rights            38        71         91
       Amortization of premiums on
        mortgage-backed securities                  21        35         27
       Amortization of premiums and
        discounts on securities                     12        (4)        (4)
       Gain on sale of securities and
        mortgage-backed securities                 (30)       (2)       (53)
       Loans originated for sale                (7,926)   (9,871)   (12,646)
       Proceeds from sale of loans               7,558     9,743      9,443
       Gain on sale of loans                      (165)     (151)      (233)
       Gain on sale of real estate                  (7)       --         (1)
       Loss on sale of premises and
        equipment                                   --         2         --
       Amortization of unearned
        compensation                               168       224        263
       Purchase of MRP shares                     (151)     (288)      (159)
       Decrease (increase) in interest
        receivable                                (116)       36         89
       Decrease (increase) in other
        assets                                     (25)      (29)       (91)
       Increase (decrease) in accrued
        expenses and other liabilities             219        41        (38)
       Increase (decrease) in current
        income tax payable                         160        15        256
                                               -------   -------   --------
          Net cash provided (used) by
           operating activities                  1,031       939     (1,393)
                                               -------   -------   --------
Investing activities:
   Purchase of investment securities
    classified as held to maturity              (3,027)       --         --
   Purchase of investment securities
    classified as available for sale            (2,309)   (2,976)    (3,993)
   Maturities of investment securities           2,500     3,000      3,855
   Proceeds from sales of investment
    securities classified as available
    for sale                                     2,492       998      4,517
   Purchase of certificates of deposit            (500)       --         --
   Proceeds from maturities of
    certificates of deposits                       696       196         --
   Proceeds from sale of FHLB stock                 21        --         --
   Purchase of mortgage-backed
    securities classified as held to
    maturity                                    (1,063)       --         --
   Purchase of mortgage-backed
    securities classified as available
    for sale                                    (2,575)   (2,536)    (5,168)
   Proceeds from sale of
    mortgage-backed securities
    classified as available for sale             1,020        --      1,993
   Principal payments on
    mortgage-backed securities                   1,436     2,820      2,448
   Increase in cash surrender value of
    life insurance                                 (20)      (21)       (22)


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